As filed with the Securities and Exchange Commission on May 9, 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

The Securities Act of 1933

SUN MICROSYSTEMS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	94-2805249
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

4150 Network Circle

Santa Clara, California 95054

(650) 960-1300

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Jonathan I. Schwartz

Chief Executive Officer

Sun Microsystems, Inc.

4150 Network Circle

Santa Clara, California 95054

(650) 960-1300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael A. Dillon Executive Vice President, General Counsel and Secretary Sun Microsystems, Inc. 4150 Network Circle Santa Clara, California 95054 (650) 960-1300	Katharine A. Martin, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

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If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

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CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
0.625% Convertible Senior Notes due 2012	$350,000,000	100%	$350,000,000	$10,745
0.750% Convertible Senior Notes due 2014	$350,000,000	100%	$350,000,000	$10,745
Common Stock, $0.00067 par value	121,343,740(2)	(2)	(2)	(3)

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933.

(2)	The net share settlement feature of the notes requires us, upon conversion, to (i) settle up to the full principal amount of the notes in cash and (ii) issue shares of common stock, or at our option, additional cash, only to the extent of the value of the notes in excess of the principal amount. As a result of this net share settlement feature, we are unable to determine at this time if any shares of common stock will be issuable upon conversion. Because of this uncertainty, we have elected to register the number of shares of common stock issuable upon the maximum conversion rate of 173.3482 per $1,000 principal amount of notes. Pursuant to Rule 416 under the Securities Act, also being registered are an indeterminate number of shares of common stock issuable in connection with a stock split, stock dividend, recapitalization or similar event, for which no additional registration fee is payable pursuant to Rule 457(i) under the Securities Act.

(3)	Pursuant to Rule 457(i), there is no additional filing fee with respect to the shares of common stock issuable upon conversion of the notes because no additional consideration will be received in connection with the exercise of the conversion privilege.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

SUN MICROSYSTEMS, INC.

$350,000,000 0.625% Convertible Senior Notes due 2012

$350,000,000 0.750% Convertible Senior Notes due 2014

and the Common Stock Issuable Upon Conversion of the Notes

We issued the 0.625% Convertible Senior Notes due 2012, or the “2012 notes”, and the 0.750% Convertible Senior Notes due 2014, or the “2014 notes”, in a private placement in January 2007. We refer collectively to the 2012 notes and the 2014 notes in this prospectus as the “notes.” This prospectus will be used by holders of the notes, to whom we also refer as the “selling security holders”, to resell their notes and the common stock issuable upon conversion of their notes.

Both the 2012 notes and the 2014 notes are convertible in certain circumstances prior to maturity into cash and, in certain circumstances, shares of our common stock at an initial conversion rate of 138.6482 shares of our common stock, par value $0.00067 per share (“common stock”) per $1,000 principal amount of notes, which is equal to a conversion price of approximately $7.21 per share, subject to adjustment in certain circumstances. We will pay interest on the notes on February 1 and August 1 of each year, beginning on August 1, 2007. The 2012 notes will mature on February 1, 2012, unless earlier converted or repurchased. The 2014 notes will mature on February 1, 2014, unless earlier converted or repurchased.

The holders may require us to repurchase the notes upon a fundamental change (as defined in the notes).

The reported last sales price of our common stock on the Nasdaq Global Select Market on May 3, 2007 was $5.18 per share. Our common stock is traded on the Nasdaq Global Select Market under the symbol “SUNW.”

Investing in the notes and the common stock into which the notes are convertible involves risks. See “ Risk Factors” beginning on page 5.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus is dated May 9, 2007

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN ANY PROSPECTUS SUPPLEMENT OR THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

SUMMARY

This summary highlights some information from this prospectus and it may not contain all of the information that is important to you. It is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes to the consolidated financial statements, incorporated by reference in this prospectus. You should read the full text of and consider carefully the more specific details contained in this prospectus. When used in this prospectus, the terms “Sun,” “we,” “our” and “us” refer to Sun Microsystems, Inc. and not to the selling securityholders.

Sun provides network computing infrastructure solutions that include Computer Systems (hardware and software), Data Management (hardware and software), Support Services, and Professional Services (formerly referred to as Client Solutions) and Educational Services. Sun’s solutions are based on Sun technology innovations such as the JavaTM technology platform, the SolarisTM Operating System, Sun Java products and the UltraSPARC® microprocessor technology, as well as other widely deployed technologies such as the Linux operating system and AMD OpteronTM microprocessor-based systems. Our network computing infrastructure solutions are used in a wide range of technical/scientific, business and engineering applications in industries such as telecommunications, government, financial services, manufacturing, education, retail, life sciences, media and entertainment, transportation, energy/utilities and healthcare. We sell complete networking solutions, including products and services, in most major markets worldwide through a combination of direct and indirect channels.

For the latest fiscal year ended June 30, 2006, we had net revenues of $13.1 billion, employed approximately 38,000 employees and conducted business in over 100 countries.

We were incorporated in the state of California in 1982 and reincorporated in the state of Delaware in 1997. Our principal offices are located at 4150 Network Circle, Santa Clara, California 95054. Our telephone number is (650) 960-1300 and our website can be accessed at www.sun.com. Information contained in our website does not constitute part of this prospectus.

THE OFFERING

Securities	$350 million aggregate principal amount of 2012 notes. $350 million aggregate principal amount of 2014 notes. Shares of our common stock issuable upon conversion of the 2012 notes and the 2014 notes.

Maturity	The 2012 notes will mature on February 1, 2012 unless earlier repurchased or converted. The 2014 notes will mature on February 1, 2014 unless earlier repurchased or converted.

Payment of Interest

Interest on the 2012 notes at the rate of 0.625% per annum is payable semi-annually on February 1 and August 1 of each year, commencing August 1, 2007.

Interest on the 2014 notes at the rate of 0.725% per annum is payable semi-annually on February 1 and August 1 of each year, commencing August 1, 2007.

Conversion Rights

The notes will be convertible into cash or, at our option, cash and shares of our common stock, par value $0.00067 per share, based on an initial conversion rate, subject to adjustment, of 138.6482 shares of our common stock per $1,000 principal amount of notes (which represents an initial conversion price of approximately $7.21 per share), only in the following circumstances and to the following extent:

•        during any calendar quarter commencing at any time after March 31, 2007 (and only during such calendar quarter), if the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter;

•        during the five business days immediately after any five consecutive trading day period (we refer to this five consecutive trading day period as the “measurement period”) in which the trading price per $1,000 principal amount of notes for each day of such measurement period was less than 98% of the product of the closing price of our common stock and the conversion rate for such date;

•        upon the occurrence of specified distributions to holders of common stock or specified corporate transactions; and

•        (i) for the 2012 notes, at any time after January 1, 2012 until the close of business on the business day immediately preceding the maturity date; and (ii) for the 2014 notes, at any time after January 1, 2014 until the close of business on the business day immediately preceding the maturity date.

As described under “Description of Notes – Conversion Rights – Conversion Limitation with Respect to Antitrust Laws,” we shall not be obligated to deliver shares in connection with any conversion of notes if to do so would constitute a violation of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, any foreign antitrust requirements or any similar laws and, to the extent we have elected to settle the conversion value in excess of the required cash amount in shares (or are required to do so because we have not made any election to the contrary), we may defer delivery of the remaining shares until permitted under such laws (although such shares will be delivered promptly to the maximum extent permitted) and for avoidance of doubt, in no such event shall we be required to deliver cash in lieu of remaining shares.

Repurchase Upon Fundamental Change	The notes are required to be repurchased at 100% of their principal amount, plus accrued and unpaid interest, if any, thereon, at the option of the holder, upon the occurrence of a fundamental change (as defined)). See “Description of Notes—Repurchase at Option of the Holder Upon a Fundamental Change.”

Ranking

The notes are our general unsecured obligations. The notes currently rank:

•        equal in right of payment to all of our other existing and future unsubordinated and unsecured indebtedness;

•        senior in right of payment to all of our existing and future subordinated indebtedness; and

•        structurally subordinated in right of payment to all of our subsidiaries’ existing and future obligations (including secured and unsecured obligations) and effectively subordinated in right of payment to our secured obligations, to the extent of the assets securing such obligations.

As of April 1, 2007, we had no secured indebtedness and approximately $1.3 billion of unsubordinated and unsecured debt obligations (including the notes). As of April 1, 2007, our subsidiaries had, exclusive of intercompany obligations and deferred revenue, approximately $1.5 billion of liabilities.

Trading	Our common stock is quoted on the Nasdaq Global Select Market under the symbol “SUNW.”

Risk Factors	See “Risk Factors” and the other information in this prospectus for a discussion of the factors you should carefully consider before deciding to invest in the notes or the common stock issued upon conversion of the notes.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Fiscal Year Ended					Nine Months Ended April 1, 2007
	June 30, 2002	June 30, 2003	June 30, 2004	June 30, 2005	June 30, 2006
Ratio of earnings to fixed charges (1)	N/A	N/A	12.81	N/A	N/A	5.93

(1)	For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest expense on long-term debt and capital leases, capitalized interest, amortized premiums, discounts and capitalized expenses related to indebtedness; and the portion of rental expense deemed to be representative of interest. Earnings consist of income (loss) before income taxes and income or loss from equity investees, plus fixed charges, plus amortization of capitalized interest, and less capitalized interest. Earnings were insufficient to cover fixed charges by $ 1,051 million, $ 2,653 million, $ 185 million and $ 676 million for the years ended June 30, 2002, June 30, 2003, June 30, 2005 and June 30, 2006, respectively.

RISK FACTORS

Any investment in our notes or our common stock involves a high degree of risk. You should consider the risks described below carefully and all of the information contained in this prospectus before deciding whether to purchase our notes or our common stock issued upon their conversion. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition and results of operations would suffer. In that event, the price of the notes and our common stock could decline, and you may lose all or part of your investment in the notes and our common stock. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements.

Risks Related to the Company

If we are unable to compete effectively with existing or new competitors, the loss of our competitive position could result in price reductions, fewer customer orders, reduced revenues, reduced margins, reduced levels of profitability and loss of market share.

We compete in the computer systems (hardware and software) and storage (hardware and software) products and services markets. These markets are intensely competitive. If we fail to compete successfully in these markets, the demand for our products and services would decrease. Any reduction in demand could lead to fewer customer orders, reduced revenues, pricing pressures, reduced margins, reduced levels of profitability and loss of market share. These competitive pressures could materially and adversely affect our business and operating results.

Our competitors are some of the largest, most successful companies in the world. They include International Business Machines Corporation (IBM), Hewlett-Packard Company (HP), EMC Corporation (EMC), Fujitsu Limited (Fujitsu), Hitachi Data Systems, Inc. and the Fujitsu-Siemens joint venture. We also compete with systems manufacturers and resellers of systems based on microprocessors from Intel Corporation (Intel), the Windows family of operating systems software from Microsoft Corporation (Microsoft) and the Linux family of operating systems software. These competitors include Dell Inc. (Dell) and HP, in addition to Intel and Microsoft. Certain of these competitors compete aggressively on price and seek to maintain very low cost structures. Some of these competitors are seeking to increase their market share in the enterprise server market, which creates increased pressure, including pricing pressure, on our workstation and lower-end server product lines. In particular, we are seeing increased competition and pricing pressures from competitors offering systems running Linux software and other open source software. In addition, certain of our competitors, including IBM and HP, have financial and human resources that are substantially greater than ours, which increases the competitive pressures we face. These competitors also have significant installed bases, and it can be very difficult to win a new customer that has made significant investments in a competitor’s platform.

Customers make buying decisions based on many factors, including among other things, new product and service offerings and features; product performance and quality; availability and quality of support and other services; price; platform; interoperability with hardware and software of other vendors; quality; reliability, security features and availability of products; breadth of product line; ease of doing business; a vendor’s ability to adapt to customers’ changing requirements; responsiveness to shifts in the marketplace; business model (e.g., utility computing, subscription-based software usage, consolidation versus outsourcing); contractual terms and conditions; vendor reputation and vendor viability. As competition increases, each factor on which we compete becomes more important and the lack of competitive advantage with respect to one or more of these factors could lead to a loss of competitive position, resulting in fewer customer orders, reduced revenues, reduced margins, reduced levels of profitability and loss of market share. We expect competitive pressure to remain intense.

Fujitsu and its subsidiaries have, for many years, been key strategic channel partners for Sun, distributing substantial quantities of our products throughout the world. In addition, on May 31, 2004, we entered into a number of agreements with Fujitsu intended to substantially increase the scope of our relationship with them, including through collaborative selling efforts and joint development and marketing of server products known as the Advanced Product Line (“APL”). The first group of APL server products was released in April 2007. However, Fujitsu is also a competitor of Sun and, as a licensee of various technologies from Sun and others, it has developed products that currently compete directly with our products.

Over the last several years, we have invested significantly in our storage products business, including through the acquisition of StorageTek, with a view to increasing the sales of these products both on a stand-alone basis to customers using the systems of our competitors, and as part of the systems that we sell. The storage products business is intensely competitive. EMC is currently a leader in the Data Management products market and our primary competitor.

We are continuing the implementation of a solution-based selling approach. While we believe that strategy will enable us to increase our revenues and margins, there can be no assurance that we will be successful in this approach. In fact, our implementation of this selling model may result in reductions in our revenues and/or margins, particularly in the short term, as we compete to attract business. In addition, if our emphasis on solution-based sales increases, we face strong competition from systems integrators such as IBM, Fujitsu-Siemens and HP. Our inability to successfully implement this model would have a material adverse impact on our revenues and margins.

We maintain higher research and development costs, as a percentage of total net revenues, than many of our competitors and our earnings are dependent upon maintaining revenues and gross margins at a sufficient level to offset these costs.

One of our business strategies is to derive a competitive advantage and a resulting enhancement of our gross margins from our investment in innovative new technologies which customers value. As a result, as a percentage of total net revenues, we incur higher fixed R&D costs than many of our competitors. To the extent that we are unable to develop and sell products with attractive gross margins in sufficient volumes, our earnings may be materially and adversely affected by our cost structure. We continue to add new products to our entry-level server product line that are offered at a lower price point and that may provide us with a lower gross margin percentage than our products as a whole. Although our strategy is to sell these products as part of overall systems which include other products with higher gross margin percentages, to the extent that the mix of our overall revenues represented by sales of lower gross margin products increases, our gross margins and earnings may be materially and adversely affected.

In addition, one of our business strategies is to grow incremental revenue through recurring service models, such as subscriptions, leasing and pay-per-use. Under these recurring service models, we would recognize revenue for the contract over time or based upon usage rather than all at once upon the initial sale of a hardware or software product. However, if we increase our recurring service model base either while (1) not maintaining or increasing our point product sales; or (2) not growing them sufficiently to cover the decline in point product sales, we will incur a near-term reduction in our revenues, as revenues that ordinarily would have been recognized upon the initial sale of products will be deferred until future periods, which would have a material adverse effect on our revenues, gross margins and earnings.

The products we make are very complex. If we are unable to rapidly and successfully develop and introduce new products and manage our inventory, we will not be able to satisfy customer demand.

We operate in a highly competitive, quickly changing environment, and our future success depends on our ability to develop and introduce new products that our customers choose to buy. If we are unable to develop new products, our business and operating results could be adversely affected. We must quickly develop, introduce, and deliver in quantity new, complex systems, software, and hardware products and components. These include products that incorporate certain UltraSPARC microprocessors and the Solaris Operating System (Solaris OS), the Java platform, Sun Java System portfolio and Sun N1 Grid architecture, among others. The development process for these complicated products is very uncertain. It requires high levels of innovation from both our product designers and the suppliers of the components used in our products. The development process is also lengthy and costly. If we fail to accurately anticipate our customers’ needs and technological trends, or are otherwise unable to complete the development of a product on a timely basis, we will be unable to introduce new products into the market on a timely basis, if at all, and our business and operating results would be materially and adversely affected.

The manufacture and introduction of our new products is also a complicated process. Once we have developed a new product, we face several challenges in the manufacturing process. We must be able to manufacture new products in sufficient volumes so that we can have an adequate supply of new products to meet customer demand. We must also be able to manufacture the new products at acceptable costs. This requires us to be able to accurately forecast customer demand so that we can procure the appropriate components at optimal costs. Forecasting demand requires us to predict order volumes, the correct mix of our products, and the correct configurations of these products. We must manage new product introductions and transitions to minimize the impact of customer-delayed purchases of existing products in anticipation of new product releases. We must also try to reduce the levels of older product and component inventories to minimize inventory write-offs. If we have excess inventory, it may be necessary to reduce our prices or write down inventory, which could result in lower gross margins. Additionally, our customers may delay orders for existing products in anticipation of new product introductions. As a result, we may decide to adjust prices of our existing products during this process to try to increase customer demand for these products. Our future operating results would be materially and adversely affected if such pricing adjustments were to occur and we were unable to mitigate the resulting margin pressure by maintaining a favorable mix of systems, software, service and other products, or if we were unsuccessful in achieving component cost reductions, operating efficiencies and increasing sales volumes.

If we are unable to timely develop, manufacture, and introduce new products in sufficient quantity to meet customer demand at acceptable costs, or if we are unable to correctly anticipate customer demand for our new and existing products, our business and operating results could be materially adversely affected.

We face numerous risks associated with our strategic alliance with Fujitsu.

In May 2004, we entered into a number of agreements with Fujitsu with respect to collaborative sales and marketing efforts and the joint development and manufacturing of server products known as the Advanced Product Line (“APL”). The first group of APL server products was released in April 2007. The APL server products are intended to eventually replace a portion of our server product portfolio. In addition, the agreements contemplate that Sun and Fujitsu dedicate substantial financial and human resources to this relationship. As a result, our future performance and financial condition may be impacted by the success or failure of this relationship.

Joint development and marketing of a complex new product line is an inherently difficult undertaking and is subject to numerous risks. If we fail to satisfy certain development or supply obligations under the agreements, or if we otherwise violate the terms of the agreements, we may be subject to significant contractual or legal penalties. Further, if Fujitsu encounters any of a number of potential problems in its business, such as intellectual property infringement claims, supply difficulties, difficulties in meeting development milestones or financial challenges, or if Fujitsu fails to enter into a support services agreement with Sun covering APL server products, these problems could impact our strategic relationship with them and could result in a material adverse effect on our business or results of operations. There can be no assurance that our strategic relationship with Fujitsu will be successful or that the economic terms of the agreements establishing the relationship will ultimately prove to be favorable to us. If any of these risks come to pass, they may have a material adverse effect on our business, results of operations or financial condition.

We have licensed significant elements of our intellectual property, including our Solaris Operating System, as open source software and intend to license additional intellectual property in the future under open source licenses, which could reduce the competitive advantage we derive from this intellectual property.

We have released significant elements of our intellectual property, including the Solaris OS, the Java Enterprise System infrastructure software platform, the Sun N1 Management software and various developer tools, to the open source development community as open source software under an open source license and have made the hardware source code of our UltraSPARC T1 processor available under an open source license. We have also released our Java SE, Java EE and Java ME technologies under an open source license. Although open source licensing models vary, generally open source software licenses permit the liberal copying, modification and distribution of a software program allowing a diverse programming community to contribute to the software. As a result of such release, there could be an impact on revenue related to this intellectual property, and we may no longer be able to exercise control over some aspects of the future development of this intellectual property. In particular, the feature set and functionality of the Solaris OS may diverge from those that best serve our strategic objectives, move in directions in which we do not have competitive expertise or fork into multiple, potentially incompatible variations. We currently derive a significant competitive advantage from our development, licensing and sale of the Solaris OS and system products based on the UltraSPARC family of microprocessors, and any of these events could reduce our competitive advantage or impact market demand for our products, software and services. In addition, disclosing the content of our source code could limit the intellectual property protection we can obtain or maintain for that source code or the products containing that source code and could facilitate intellectual property infringement claims against Sun.

Our reliance on single source suppliers could delay product shipments and increase our costs.

We depend on many suppliers for the necessary parts and components to manufacture our products. There are a number of vendors producing the parts and components that we need. However, there are some components that can only be purchased from a single vendor due to price, quality, technology or other business constraints. For example, we currently depend on Texas Instruments for the manufacture of our UltraSPARC microprocessors, Imation for tape media used in certain tape storage products and several other companies for custom integrated circuits. In addition, we recently outsourced the manufacture of all of our legacy StorageTek tape drives and libraries to Solectron Corporation. If we were unable to purchase on acceptable terms or experienced significant delays or quality issues in the delivery of necessary parts, components or products from a particular vendor and we had to find a new supplier for these parts, components or products, our new and existing product shipments could be delayed, which could have a material adverse effect on our business, results of operations and financial condition.

Our future operating results depend on our ability to purchase a sufficient amount of components to meet the demands of our customers.

We depend heavily on our suppliers to design, manufacture, and deliver on a timely basis the necessary components for our products. While many of the components we purchase are standard, we do purchase some components, including color monitors, custom power supplies, application specific integrated circuits (ASICs) and custom memory and graphics devices, that require long lead times to manufacture and deliver. Long lead times make it difficult for us to plan component inventory levels in order to meet the customer demand for our products. In addition, in the past, we have experienced shortages in certain of our components (including, ASICs, dynamic random access memories (DRAMs) and static random access memories (SRAMs)). If a component delivery from a supplier is delayed, if we experience a shortage in one or more components, or if we are unable to provide for adequate levels of component inventory, our new and existing product shipments could be delayed and our business and operating results could be materially and adversely affected.

Because we may order components from suppliers in advance of receipt of customer orders for our products which include these components, we could face a material inventory risk.

As part of our component planning, we place orders with or pay certain suppliers for components in advance of receipt of customer orders. We occasionally enter into negotiated orders with vendors early in the manufacturing process of our microprocessors to make sure we have enough of these components for our new products to meet anticipated customer demand. Because the design and manufacturing process for these components is very complicated it is possible that we could experience a design or manufacturing flaw that could delay or even prevent the production of the components for which we have previously committed to pay. We also face the risk of ordering too many components, or conversely, not enough components, since supply orders are generally based on forecasts of customer orders rather than actual customer orders. In addition, in some cases, we make noncancelable order commitments to our suppliers for work-in-progress, supplier’s finished goods, custom sub-assemblies and Sun unique raw materials that are necessary to meet our lead times for finished goods. If we cannot change or be released from supply orders, we could incur costs from the purchase of unusable components, either due to a delay in the production of the components or other supplies or as a result of inaccurately predicting supply orders in advance of customer orders. Our business and operating results could be materially and adversely affected as a result of these increased costs.

Delays in product development or customer acceptance and implementation of new products and technologies could seriously harm our business.

Generally, the computer systems we sell to customers incorporate various hardware and software products that we sell, such as UltraSPARC microprocessors, various software elements, from the Solaris OS to the Java platform, Sun Java System portfolio, Sun N1 Grid, the SL8500 modular library system and Sun StorEdge array products. Any delay in the development, delivery or acceptance of key elements of the hardware or software included in our systems could delay our shipment of these systems. Delays in the development and introduction of our products may occur for various reasons.

In addition, if customers decided to delay the adoption and implementation of new releases of our Solaris OS, this could also delay customer acceptance of new hardware products tied to that release. Implementing a new release of an operating environment requires a great deal of time and money for a customer to convert its systems to the new release. The customer must also work with software vendors who port their software applications to the new operating system and make sure these applications will run on the new operating system. As a result, customers may decide to delay their adoption of a new release of an operating system because of the cost of a new system and the effort involved to implement it. Such delays in product development and customer acceptance and implementation of new products could materially and adversely affect our business.

Our products may have quality issues that could adversely affect our sales and reputation.

In the course of conducting our business, we experience and address quality issues. Some of our hardware and software products contain defects, including defects in our engineering, design and manufacturing processes, as well as defects in third-party components included in our products, which may be beyond our control. Often defects are identified during our design, development and manufacturing processes and we are able to correct many of these. Sometimes defects are identified after introduction and shipment of new products or enhancements to existing products.

When a quality issue is identified, we work extensively with our customers to remedy such issues. We may test the affected product to determine the root cause of the problem and to determine appropriate solutions. We may find an appropriate solution (often called a “patch”) or offer a temporary fix while a permanent solution is being determined. If we are unable to determine the root cause, find an appropriate solution or offer a temporary fix, we may delay shipment to customers. We may, however, ship products while we continue to explore a suitable solution if we believe the defect is not significant to the product’s functionality. Defects in our products can harm our reputation, delay or prevent sales, result in significant expense and could materially and adversely affect our business.

Our international customers and operations subject us to a number of risks.

Currently, more than half of our revenues come from international sales. In addition, a portion of our operations consists of manufacturing and sales activities outside of the U.S. Our ability to sell our products and conduct our operations internationally is subject to a number of risks. Local economic, political and labor conditions in each country could adversely affect demand for our products and services or disrupt our operations in these markets. We may also experience reduced intellectual property protection or longer and more challenging collection cycles as a result of different customary business practices in certain countries where we do business which could have a material adverse effect on our business operations and financial results. Currency fluctuations could also materially and adversely affect our business in a number of ways. Although we take steps to reduce or eliminate certain foreign currency exposures that can be identified or quantified, we may incur currency translation losses as a result of our international operations. Further, in the event that currency fluctuations cause our products to become more expensive in overseas markets in local currencies, there could be a reduction in demand for our products or we could lower our pricing in some or all of these markets resulting in reduced revenue and margins. Alternatively, a weakening dollar could result in greater costs to us for our overseas operations. Changes to and compliance with a variety of foreign laws and regulations may increase our cost of doing business in these jurisdictions. Trade protection measures and import and export licensing requirements subject us to additional regulation and may prevent us from shipping products to a particular market, and increase our operating costs. In addition, we could be subject to regulations, fines and penalties for violations of import and export regulations. Although we implement policies and procedures designed to ensure compliance with these laws, there can be no assurance that all of our employees, contractors and agents, as well as those companies to which we outsource certain of our business operations, including those based in or from countries where practices which violate such United States laws may be customary, will not take actions in violations of our policies. These violations could result in penalties, including prohibiting us from exporting our products to one or more countries, and could materially and adversely affect our business.

Moreover, local laws and customs in many countries differ significantly from those in the U.S. We incur additional legal compliance costs associated with our international operations and could become subject to legal penalties in foreign countries if we do not comply with local laws and regulations, which may be substantially different from those in the United States. In many foreign countries, particularly in those with developing economies, it is common for local business people to engage in business practices that violate their local laws and that are prohibited by United States laws applicable to us such as the Foreign Corrupt Practices Act. Although we implement policies, training, and procedures designed to ensure compliance with these laws, there can be no assurance that all of our employees, contractors and agents, as well as our resellers and those companies to which we outsource certain of our business operations, including those based in or from countries where practices which violate such United States laws may be common, will not engage in actions which violate the law or our policies. Any such violation, even if prohibited by our policies, could have a material adverse effect on our business.

Failure to successfully implement our global resourcing activities could adversely affect our results of operations.

We continuously seek to make our cost structure more efficient and focus on our core strengths. We continue to develop and implement our global resourcing strategy and operating model which includes activities that are focused on increasing workforce flexibility and scalability, and improving overall competitiveness by leveraging external talent and skills worldwide. We rely on partners or third party service providers for the provision of certain key business process functions, including IT services and the human resources function, and as a result, we may incur increased business continuity risks. We may no longer be able to exercise control over some aspects of the future development, support or maintenance of outsourced operations and processes, including the internal controls associated with those outsourced business operations and processes, which could adversely affect our business. If we are unable to effectively develop and implement our resourcing strategy due to, among other things, data protection, contract and regulatory compliance issues, we may not realize cost structure efficiencies and our operating and financial results could be materially and adversely affected. Given the uncertainty in forecasting and other variables, actual financial impact from outsourcing may materially differ from our projections. In addition, if we are unable to effectively utilize or integrate and interoperate with external resources or if our partners or third party service providers experience business difficulties or are unable to provide business process services as anticipated, we may need to seek alternative service providers or resume providing these business processes internally, which could be costly and time consuming and have a material adverse effect on our operating and financial results.

We expect our quarterly revenues, cash flows and operating results to fluctuate for a number of reasons.

Future operating results and cash flows will continue to be subject to quarterly fluctuations based on a wide variety of factors, including:

Seasonality. Although our sales and other operating results can be influenced by a number of factors and historical results are not necessarily indicative of future results, our sequential quarterly operating results generally fluctuate downward in the first and third quarters of each fiscal year when compared with the immediately preceding quarter.

Linearity. Our quarterly sales have historically reflected a pattern in which a disproportionate percentage of such quarter’s total revenues occur in the last month of the quarter. This pattern can make prediction of revenues, earnings and working capital for each financial period difficult and uncertain and increase the risk of unanticipated variations in quarterly results and financial condition.

Foreign Currency Fluctuations. As a large portion of our business takes place outside of the U.S., we enter into transactions in other currencies. Although we employ various hedging strategies, we are exposed to changes in exchange rates, which causes fluctuations in our quarterly operating results.

Deferred Tax Assets. Estimates and judgments are required in the calculation of certain tax liabilities and in the determination of the recoverability of certain of the deferred tax assets, which arise from net operating losses, tax credit carryforwards and temporary differences between the tax and financial statement recognition of revenue and expense. SFAS 109, “Accounting for Income Taxes,” also requires that the deferred tax assets be reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods.

In evaluating our ability to recover our deferred tax assets, in full or in part, we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in the most recent fiscal years and our forecast of future taxable income on a jurisdiction by jurisdiction basis. In determining future taxable income, we are responsible for the assumptions utilized including the amount of state, federal and international pre-tax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses. Cumulative losses incurred in the U.S. and certain foreign jurisdictions in recent years and insufficient forecasted future taxable income in certain other foreign jurisdictions represented sufficient negative evidence to require full and partial valuation allowances in these jurisdictions. We have established a valuation allowance against the deferred tax assets in these jurisdictions, which will remain until sufficient positive evidence exists to support reversal. Future reversals or increases to our valuation allowance could have a significant impact on our future earnings.

Goodwill and Other Intangible Assets. We perform an analysis on our goodwill balances to test for impairment on an annual basis or whenever events occur that may indicate impairment possibly exists. Goodwill is deemed to be impaired if the net book value of the reporting unit exceeds the estimated fair value. The impairment of a long-lived intangible asset is only deemed to have occurred if the sum of the forecasted undiscounted future cash flows related to the asset are less than the carrying value of the intangible asset we are testing for impairment. If the forecasted cash flows are less than the carrying value, then we must write down the carrying value to its estimated fair value. We recognized an impairment charge of $70 million related to acquired intangible assets during the fourth quarter of fiscal 2006 and an impairment charge of $49 million related to our goodwill during the fourth quarter of fiscal 2004. As of April 1, 2007, we had a goodwill balance of $2,571 million. Going forward we will continue to review our goodwill and other intangible assets for possible impairment. Any additional impairment charges could adversely affect our future earnings.

Income tax laws and regulations subject us to a number of risks and could result in significant liabilities and costs.

As a multinational corporation, we are subject to income taxes in the U.S. and various foreign jurisdictions. Our domestic and foreign tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions. Additionally, the amount of income taxes paid is subject to our interpretation of applicable tax laws in the jurisdictions in which we operate. We are regularly subject to audits by tax authorities. While we endeavor to comply with all applicable income tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law than we do or that we will comply in all respects with applicable tax laws, which could result in additional taxes. We regularly review the likelihood of adverse outcomes resulting from tax audits to determine if additional income taxes, penalties and interest would be assessed. There can be no assurance that the outcomes from these audits will not have an adverse effect on the Company’s results of operations in the period for which the review is made.

We are dependent on significant customers, industries and geographies.

In January 2007, Access Distribution, the largest distributor of our products, was sold to Avnet, Inc. by General Electric Company (the Acquisition). Sales to Access Distribution accounted for approximately 11%, 13%, and 11% of net revenues in fiscal 2006, 2005 and 2004, respectively. Avnet, which was StorageTek’s largest distributor, became a distributor of Sun products after our acquisition of StorageTek in August 2005. Sales to Avnet accounted for approximately 1% of net revenues in fiscal 2006. No other customer accounted for more than 10% of net revenues during these years. The Acquisition may be disruptive to Avnet’s business and could, consequently, adversely impact our business. Moreover, if our distribution arrangement with Avnet significantly deteriorates or is terminated, and we are unable to find another distributor for our products on similar financial terms, our future operating results could be adversely affected.

We also depend on the telecommunications, financial services and government sectors for a significant portion of our revenues. Our revenues are dependent on the level of technology capital spending in the U.S. and international economies. If capital spending declines in these industries over an extended period of time, our business will continue to be materially and adversely affected. We continue to execute on our strategy to reduce our dependence on these industries by expanding our product reach into new industries, but no assurance can be given that this strategy will be successful.

Weakening economic conditions in specific geographic areas, particularly the United States, can also adversely affect our operating results. Weakness in the United States and the United Kingdom negatively affected revenues in the last month of the fiscal quarter ended April 1, 2007, and no assurance can be given that these conditions will not persist.

We are dependent upon our channel partners for a significant portion of our revenues.

Our channel partners include distributors, original equipment manufacturers (OEMs), independent software vendors (ISVs), system integrators, service providers and resellers. We continue to see an increase in revenues via our reseller channel. We face ongoing business risks due to our reliance on our channel partners to maintain customer relationships and create customer demand with customers where we have no direct relationships. Should our relationships with our channel partners or their effectiveness decline, we face risk of declining demand which could affect our results of operations.

Adverse resolution of litigation may harm our operating results or financial condition.

We are a party to lawsuits in the normal course of our business. Litigation can be expensive, lengthy, and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. An unfavorable resolution of a particular lawsuit could have a material adverse effect on our business, operating results, or financial condition.

Our business may suffer if it is alleged or found that we have infringed the intellectual property rights of others.

From time to time we have been notified that we may be infringing certain patents or other intellectual property rights of others. Responding to such claims, regardless of their merit, can be time consuming, result in costly litigation, divert management’s attention and resources and cause us to incur significant expenses. There are often several pending claims in various stages of evaluation at any particular time. From time to time, we consider the desirability of entering into licensing agreements in certain of these claims. No assurance can be given that licenses can be obtained on acceptable terms or that litigation will not occur. In the event there is a temporary or permanent injunction entered prohibiting us from marketing or selling certain of our products, or a successful claim of infringement against us requiring us to pay royalties to a third party, and we fail to license such technology on acceptable terms and conditions or to develop or license a substitute technology, our business, results of operations or financial condition could be materially adversely affected.

Our acquisition, divestiture and alliance activities could disrupt our ongoing business and subject us to significant risks.

We expect to continue to make investments in companies, products, and technologies, either through acquisitions or investments or alliances. For example, we have purchased several companies in the past, including StorageTek and SeeBeyond, and have also formed alliances, such as our strategic relationship with Fujitsu for the development, manufacturing and marketing of server products and our OEM relationship with Hitachi Data Systems for the collaboration on, and delivery of, a broad range of storage products and services. We also rely on IT services partners and independent software developers to enhance the value to our customers of our products and services. Acquisitions and alliance activities often involve risks, including: (1) difficulty in assimilating the acquired operations and employees; (2) difficulty in managing product co-development activities with our alliance partners; (3) retaining the key employees of the acquired operation; (4) disruption of our or the acquired company’s ongoing business; (5) inability to successfully integrate the acquired technology and operations into our business and maintain uniform standards, controls, policies, and procedures; and (6) lacking the experience to enter into new product or technology markets. In particular, although the acquisitions of StorageTek and SeeBeyond were completed in August 2005, the full operational and legal integration of certain non-US subsidiaries of SeeBeyond and StorageTek into Sun has been delayed due in part to compliance with local laws in certain jurisdictions. We are also still in the process of fully integrating the US operations of StorageTek and SeeBeyond into our operations. If we fail to successfully address integration challenges in a timely manner, or at all, we may not realize the anticipated benefits or synergies of the transactions to the extent, or in the time frame, anticipated. Even if these acquisitions are successfully integrated, we may not receive the expected benefits of the transactions, which are based on forecasts which are subject to numerous assumptions which may prove to be inaccurate. Any one of these integration challenges or any combination thereof could materially affect our results of operations. In addition, from time to time, our competitors acquire or enter into exclusive arrangements with companies with whom we do business or may do business in the future. Reductions in the number of partners with whom we may do business in a particular context may reduce our ability to enter into critical alliances on attractive terms or at all, and the termination of an existing alliance by a business partner may disrupt our operations.

From time to time we evaluate our products and service offerings and may adjust our strategic priorities by reducing investment in or divesting certain business operations. Decisions to eliminate or divest certain business operations may involve a number of risks, including the diversion of management’s attention, significant costs and expenses, the assumption of contractual obligations, realization of losses, facility consolidation, the loss or disruption of customer relationships, the loss of employees, the elimination of revenues along with associated costs and the disruption of operations in the affected business or related businesses, any of which could cause our operating results to decline and may fail to yield the expected benefits.

We may be materially affected by a decrease in demand for our tape products or by an inability to maintain key competitive advantages in tape.

As a result of the acquisition of StorageTek, a significant portion of storage products revenue is generated by sales of our tape products. If overall demand for tape storage products declines, or if we lose significant market share in tape, our financial condition and results of operations could be materially affected.

One of the key competitive advantages that our tape products have over competing disk products is that tape products store data at a fraction of the price of disk storage. The price of disk storage continues to decrease rapidly due to competition and decreasing manufacturing costs associated with new disk drive technologies such as ATA disk. We must continue to develop and introduce new tape products that reduce the cost of tape storage at a rate that is similar to or greater than the decline in disk storage costs in order to maintain this competitive advantage. For a discussion of risk associated with new products, see “The products we make are very complex. If we are unable to rapidly and successfully develop and introduce new products and manage our inventory, we will not be able to satisfy customer demand,” above. We cannot provide any assurance that we will be able to reduce the price of our tape products at a rate similar to the decline in disk storage costs.

Credit rating downgrades could adversely affect our business and financial condition.

Three credit rating agencies follow Sun. Fitch Ratings has rated us BBB-, which is an investment grade rating. Moody’s Investor Services and Standard & Poor’s have assigned us non-investment grade ratings of Ba1 and BB+, respectively. All three credit rating agencies have placed us on stable outlook. These ratings reflect those credit agencies’ expectations that the intense competitive environment facing Sun in its core markets will continue to challenge Sun’s revenue and profitability, at least over the near term. If we were to be downgraded by these ratings agencies, such downgrades could increase our costs of obtaining, or make it more difficult to obtain or issue, new debt financing. In addition, downgrades could affect our interest rate swap agreements that we use to modify the interest characteristics of any new debt. Any of these events could materially and adversely affect our business and financial condition.

We depend on key employees and face competition in hiring and retaining qualified employees.

Our employees are vital to our success, and our key management, engineering, and other employees are difficult to replace. We generally do not have employment contracts with our key employees. Further, we do not maintain key person life insurance on any of our employees. Because our compensation packages include equity-based incentives, pressure on our stock price could affect our ability to offer competitive compensation packages to current employees. In addition, we must continue to motivate employees and keep them focused on our strategies and goals, which may be difficult due to morale challenges posed by our workforce reductions, global resourcing strategies and related uncertainties. Should these conditions continue, we may not be able to retain highly qualified employees in the future which could adversely affect our business.

Our use of a self-insurance program to cover certain claims for losses suffered and costs or expenses incurred could negatively impact our business upon the occurrence of an uninsured event.

Sun is insured by third-party insurers for certain potential liabilities, including worker’s compensation, general liability, automobile liability, employer’s liability, errors and omissions liability, employment practices liability, property, cargo and crime and directors and officers liability. We have, however, adopted a program of self-insurance with regard to certain risks such as California earthquakes and for certain potential liabilities including, but not limited to general liability, automobile liability, employer’s liability, directors and officers liability, workers compensation, errors and omissions liability, property, cargo, crime and employee life insurance. Effective July 1, 2006, we reduced certain types of third-party insurance coverage of our directors and officers such that we now self-insure for all indemnification or defense payments we, as a company, may make to or on behalf of our directors and officers as a result of obligations under applicable agreements, Sun’s bylaws and applicable law. As our indemnification obligations to directors and officers are substantial, the elimination of third-party coverage of our directors and officers liability insurance could adversely affect Sun’s financial condition, liquidity, cash flows and results of operations if a material claim or loss occurred. We self-insure when we believe the lack of availability and high cost of commercially available insurance products do not make the transfer of this risk a reasonable approach. In the event that the frequency of losses experienced by Sun increased unexpectedly, the aggregate of such losses could materially increase our liability and adversely affect our financial condition, liquidity, cash flows and results of operations. In addition, because the insurance market continues to limit the availability of certain insurance products and because the costs of certain products continue to increase, we will continue to evaluate the types and magnitudes of claims we include in our self-insurance program. Additions and changes to this self insurance program may increase our risk exposure and therefore increase the risk of a material adverse effect on our financial condition, liquidity, cash flows and results of operations. In addition, we have made certain judgments as to the limits on our existing insurance coverage that we believe are in line with industry standards, as well as in light of economic and product availability considerations. Unforeseen catastrophic loss scenarios could prove our limits to be inadequate, and losses incurred in connection with the known claims we self-insure could be substantial. Either of these circumstances could materially adversely affect our financial and business condition.

Business interruptions could adversely affect our business.

Our operations and those of our suppliers are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure, terrorist attacks and other events beyond our control. A substantial portion of our facilities, including our corporate headquarters and other critical business operations, are located near major earthquake faults. In addition, some of our facilities are located on filled land and, therefore, may be more susceptible to damage if an earthquake occurs. We generally do not carry earthquake insurance for direct earthquake-related losses. In addition, we do not carry business interruption insurance for, nor do we carry financial reserves against, business interruptions arising from earthquakes or certain other events. If a business interruption occurs, our business could be materially and adversely affected.

Our failure to comply with contractual obligations may result in significant penalties.

We offer terms to some of our distributors and other customers that, in some cases, include complex provisions for pricing, data protection and other terms. In connection with these contracts, we are in some cases required to allow the customer to audit certain of our records to verify compliance with these terms. In particular, government agency customers audit and investigate government contractors, including us. These agencies review our performance under the applicable contracts as well as compliance with applicable laws, regulations and standards. The government also may review the adequacy of, and our compliance with, contractual obligations, our internal control systems and policies, including our purchasing, property, estimating, compensation, management information systems and data protection requirements. If an audit uncovers improper or illegal activities, we may be subject to claims for damages, penalties and other sanctions. With respect to claims by government agencies, sanctions may include treble damages, fines and possibly debarment from federal practice. In addition, we may suffer serious harm to our reputation when allegations of impropriety are made against us. The General Services Administration (GSA) has conducted an audit of our compliance with our prior GSA Multi-Award Schedule. The federal government has intervened in a case filed in the United States District Court for the District of Arkansas alleging that Sun, along with other co-defendants, has violated the federal False Claims and Anti-Kickback Acts and breached our contracts with GSA, among other claims. The existence of the lawsuit and any judgment or settlement related thereto could expose us to damages, penalties and other sanctions, up to and including disbarment from federal sales, loss of sales opportunities, business interruption and damages to our reputation.

Some of our Restructuring Plans may not result in the anticipated cost saving and benefits.

Since March 2004, our Board of Directors and our management approved Restructuring Plans IV, V and VI. Our ability to achieve the cost savings and operating efficiencies anticipated by these restructuring plans is dependent on our ability to effectively implement the workforce and excess capacity reductions contemplated. If we are unable to implement these initiatives effectively, we may not achieve the level of cost savings and efficiency benefits expected for fiscal 2007 and beyond.

Commercial real estate market conditions could affect our ability to sublease properties in our portfolio.

We implemented facility exit plans in each of the last six fiscal years as part of our ongoing efforts to consolidate excess facilities. The commercial real estate market conditions in the United States and in many of the countries in which we have significant leased properties have resulted in a surplus of business facilities making it difficult to sublease properties. We may be unable to sublease our excess properties, or we may not meet our expected estimated levels of sublease income, and accordingly our results of operations could be materially and adversely affected.

Environmental laws and regulations subject us to a number of risks and could result in significant liabilities and costs.

Some of our operations are subject to state, federal, and international laws governing protection of the environment, human health and safety, and regulating the use of certain chemical substances. We endeavor to comply with these environmental laws, yet compliance with such laws could increase our operations and product costs; increase the complexities of product design, procurement, and manufacture; limit our ability to manage excess and obsolete non-compliant inventory; limit our sales activities; and impact our future financial results. Any violation of these laws can subject us to significant liability, including fines, penalties, and prohibiting sales of our products into one or more states or countries, and result in a material adverse effect on our financial condition.

Currently, a significant portion of our revenues come from international sales. Recent environmental legislation within the European Union (EU) may increase our cost of doing business internationally and impact our revenues from EU countries as we comply with and implement these new requirements.

In addition, similar environmental legislation has been or may be enacted in other jurisdictions, including the U.S. (under federal and state laws), China, Japan, Canada, Korea and certain Latin American countries, the cumulative impact of which could be significant. We are committed to offering products that are environmentally responsible and to complying with any current or future laws protecting the environment, human health and safety.

We may not realize the economic return expected from the acquired in-process research and development (IPRD).

During fiscal 2006, we recorded total in-process research and development expense of $60 million related to our acquisitions of StorageTek and SeeBeyond. At the time of the acquisitions, we believed there was a reasonable chance of realizing the economic return expected from the acquired in-process technology. However, as there is risk associated with the realization of benefits related to commercialization of an in-process project due to rapidly changing customer needs, the complexity of technology, and growing competitive pressures, there can be no assurance that any project will meet commercial success. Failure to successfully commercialize an in-process project would result in the loss of the expected economic return inherent in the fair value allocation. Additionally, the value of our intangible assets may become impaired.

Our ongoing restructuring plans may also impact the expected economic return from acquired in-process technology. During the fourth quarter of fiscal 2006, as a result of our Phase VI restructuring activities, we exited certain StorageTek product lines comprising $9 million of the total $49 million assigned to IPRD as of the acquisition date. Future economic benefits for these IPRD projects will not be realized.

Our stock price can be volatile.

Our stock price, like that of other technology companies, continues to be volatile. For example, our stock price can be affected by many factors such as quarterly increases or decreases in our earnings, speculation in the investment community about our financial condition or results of operations and changes in revenue or earnings estimates, downgrades in our credit ratings, announcement of new products, technological developments, alliances, acquisitions or divestitures by us or one of our competitors or the loss of key management personnel. In addition, general macroeconomic and market conditions unrelated to our financial performance may also affect our stock price.

We are currently implementing a new enterprise resource planning system, and problems with the design or implementation of this system could interfere with our business and operations.

We recently commenced a three-year project to consolidate all of our database infrastructure to a single enterprise resource planning (ERP) system. Sun has invested, and will continue to invest, significant capital and human resources in the design and implementation of the ERP system, which may be disruptive to our underlying business. Any disruptions or delays in the design and implementation of the new ERP system, particularly any disruptions or delays that impact our operations, could adversely affect our ability to process customer orders, ship products, provide services and support to our customers, bill and track our customers, fulfill contractual obligations, file SEC reports in a timely manner and otherwise run our business. Even if we do not encounter these adverse effects, the design and implementation of the new ERP system may be much more costly than we anticipated. If we are unable to successfully design and implement the new ERP system as planned, our financial position, results of operations and cash flows could be negatively impacted.

Risks Related to the Notes

Our debt service obligations may adversely affect our cash flow.

While the notes are outstanding, we will have debt service obligations on the notes of approximately $4.8 million per year in cash interest payments. If we issue other debt securities in the future, our debt service obligations will increase. If we are unable to generate sufficient cash to meet these obligations and must instead use our existing cash or investments, we may have to reduce, curtail or terminate other activities of our business.

We intend to fulfill our debt service obligations from cash generated by our operations, if any, and from our existing cash and investments. We may enter into other senior financial instruments.

Our indebtedness could have significant negative consequences to you. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to obtain additional financing;

•

require the dedication of a substantial portion of any cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of such cash flow to fund growth, working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry; and

•	place us at a competitive disadvantage relative to our competitors with less debt.

The notes will effectively rank junior in right of payment to any future secured debt and the liabilities of our subsidiaries.

The notes are our general, unsecured obligations and effectively rank junior in right of payment to any future secured debt to the extent of the value of the assets securing such debt. The notes are equal in right of payment with any future unsubordinated, unsecured debt. As of April 1, 2007, we had no secured indebtedness and $1.3 billion of unsubordinated and unsecured debt obligations (including the notes) outstanding.

In addition, the notes are not guaranteed by any of our existing or future subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due with respect to the notes or to make any funds available therefor, whether by dividends, loans or other payments. As a result, the notes effectively rank junior in right of payment to all existing and future debt and other liabilities, including trade payables, of our subsidiaries. As of April 1, 2007, our subsidiaries had aggregate liabilities, excluding intercompany liabilities and deferred revenue, of $1.5 billion.

We will continue to have the ability to incur debt after this offering; if we incur substantial additional debt, these higher levels of debt may affect our ability to pay principal and interest on the notes.

The indentures governing the notes do not restrict our ability to incur additional indebtedness or require us to maintain financial ratios or specified levels of net worth or liquidity. If we incur substantial additional indebtedness in the future, these higher levels of indebtedness may affect our ability to pay principal and interest on the notes and our creditworthiness generally.

Upon conversion of the notes, you may receive less proceeds than expected because the value of our common stock may decline between the day that you exercise your conversion right and the day the value of your shares is determined.

The conversion value that you will receive upon conversion of your notes is in part determined by the average of the daily volume-weighted average price per share of our common stock on the Nasdaq Global Select Market for the 20 consecutive trading days beginning on the third trading day immediately following the day the notes are tendered for conversion or the 20 consecutive trading days prior to the maturity date of the notes, depending on the conversion date. Accordingly, if the price of our common stock decreases after you tender your notes for conversion, the conversion value you receive may be adversely affected.

The net share settlement feature of the notes may have adverse consequences.

The notes are subject to net share settlement, which means that we will satisfy our conversion obligation to holders by paying cash in settlement of the lesser of the principal amount and the conversion value of the notes and by delivering cash, shares of our common stock or a combination thereof in settlement of any and all conversion obligations in excess of the daily conversion values, as described under “Description of Notes—Conversion Rights—General.” Accordingly, upon conversion of a note, holders might not receive any shares of our common stock, or they might receive fewer shares of common stock relative to the conversion value of the note. In addition, any settlement of a conversion of notes into cash and shares of our common stock may be delayed more than 23 trading days following our receipt of the holder’s conversion notice. Accordingly, you may receive fewer proceeds than expected because the value of our common stock may decline, or fail to appreciate as much as you may expect, between the day that you exercise your conversion right and the day the conversion value of your notes is determined.

Our failure to convert the notes into cash or a combination of cash and common stock upon exercise of a holder’s conversion right in accordance with the provisions of the indenture would constitute a default under the indenture. We may not have the financial resources or be able to arrange for financing to pay such principal amount in connection with the surrender of the notes for conversion. While we do not currently have any debt or other agreements that would restrict our ability to pay the principal amount of the notes in cash, we may enter into such an agreement in the future which may limit or prohibit our ability to make any such payment. In addition, a default under the indenture could lead to a default under future agreements governing our indebtedness. If, due to a default, the repayment of related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay such indebtedness and amounts owing in respect of the conversion of any notes.

We may not have the funds necessary to finance the purchase of the notes or may otherwise be restricted from making such purchase if required by holders pursuant to the indenture.

At any time prior to maturity following a “fundamental change” (as defined below) under the indenture, holders may require us to repurchase their notes in integral multiples of $1,000 in cash at a price of 100% of the principal amount of the notes, plus any accrued and unpaid interest to, but excluding, the purchase date. However, it is possible that we will not have sufficient funds available at such time to make the required purchase of notes. If any agreement governing our indebtedness prohibits or otherwise restricts us from purchasing the notes when we become obligated to do so, we could seek the consent of the lenders to purchase the notes or attempt to refinance this debt. If we do not obtain such a consent or refinance the indebtedness, we would not be permitted to purchase the notes without potentially causing a default under that indebtedness. Our failure to purchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness, causing much or all of our indebtedness to become due simultaneously when we are unable to pay it.

The U.S. federal income tax consequences of the conversion of the notes into cash and common stock are unclear.

The U.S. federal income tax consequences of the conversion of the notes into a combination of cash and our common stock are not entirely clear, and, accordingly, you are urged to consult your own tax advisors with respect thereto. See “Certain U.S. Federal Income Tax Considerations—U.S. Holders—Conversion of Notes” for more information.

You may have to pay taxes with respect to distributions on our common stock that you do not receive.

The price at which the notes are convertible into shares of common stock is subject to adjustment under certain circumstances such as stock splits and combinations, stock dividends, certain cash dividends and certain other actions by us that modify our capital structure. See “Description of Notes—Conversion Rights—Adjustment to Conversion Right.” If the conversion price, and the resulting conversion rate, is adjusted (or certain events occur and no adjustment is made) in a manner which has the effect of increasing your proportionate interest in our assets or earnings, such adjustment (or failure to adjust) may result in a deemed distribution to you, which you would be required to include in income for U.S. federal income tax purposes, notwithstanding the fact that you do not receive any additional cash or property. In addition, non-U.S. holders (as defined in “Certain U.S. Federal Income Tax Considerations”) of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding tax requirements, which may be set off against payments on the notes. The adjustment to the conversion rate of notes converted in connection with certain fundamental changes, as described under “Description of Notes—Conversion Rights—Adjustment to Conversion Price Upon a Change in Control” below, also may be treated as a taxable distribution. Please read “Certain U.S. Federal Income Tax Considerations.”

The adjustment to the conversion rate for notes converted in connection with a change in control may not adequately compensate holders for the lost option time value of their notes as a result of such fundamental change in control and may not be enforceable.

If a change in control occurs, we will increase the conversion rate as to the notes converted in connection with a change in control. The increase in the conversion rate will be determined based on the date on which a change in control becomes effective and the price paid per share of common stock in a change in control as described under “Description of Notes—Conversion Rights—Adjustment to Conversion Rate Upon a Change in Control.” While this adjustment is designed to compensate you for the lost option time value of your notes as a result of a change in control, the adjustment is only an approximation of such lost value and may not adequately compensate you for such loss. In addition, if the price paid per share of our common stock in a change in control is less than $5.77 or more than $30.00 (subject to adjustment), there will be no such adjustment. Furthermore, our obligation to make the adjustment could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Provisions of the notes could discourage an acquisition of us by a third party.

Certain provisions of the notes could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a change in control, holders of the notes will have the right, at their option, to require us to purchase all of their notes or any portion of the principal amount of such notes in integral multiples of $1,000 in cash at a price equal to 100% of the principal amount of notes to be purchased, plus accrued and unpaid interest, to, but excluding, the purchase date. In addition, pursuant to the terms of the notes, we may not enter into certain mergers or acquisitions unless, among other things, the surviving person or entity assumes the payment of the principal of and interest (including additional interest, if any), including the delivery of the conversion value and any adjustment thereto resulting from such merger or acquisition.

A market may not develop for the notes.

Prior to this offering there has been no trading market for the notes. A market for the notes may not develop or, if one does develop, it may not be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could decline significantly.

Conversion of the notes could dilute the ownership of existing stockholders.

The conversion of some or all of the notes could dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.

The notes may not be rated or may receive a lower rating than anticipated.

We believe that it is unlikely that the notes will be rated. If, however, one or more rating agencies rate the notes and assign the notes a rating lower than the rating expected by investors, or reduce their rating in the future, the market price of the notes and our common stock would be harmed.

If you hold notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold notes, you will not be entitled to any rights with respect to our common stock, including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock, but you will be subject to all changes affecting the common stock. You will have rights with respect to our common stock only if and when we deliver shares of common stock, if any, to you upon conversion of your notes. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

The accounting method for convertible debt securities with net share settlement, like the notes, may be subject to change.

For the purpose of calculating diluted earnings per share, a convertible debt security providing for net share settlement of the conversion value and meeting specified requirements under EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (Net Share Convertibles), is accounted for interest expense purposes similarly to non-convertible debt, with the stated coupon constituting interest expense and any shares issuable upon conversion of the security being accounted for under the treasury stock method. The effect of the treasury stock method is that the shares potentially issuable upon conversion of the notes are not included in the calculation of our earnings per share except to the extent that the conversion value of the notes exceeds their principal amount, in which case the number of shares of our common stock necessary to settle the conversion are treated as having been issued for earnings per share purposes. As of April 1, 2007, the conversion value of the notes did not exceed the principal amount and as a result, there was no dilutive impact on our diluted earnings per share.

The EITF is reviewing, among other things, the accounting for net share convertible securities such as the notes. A subcommittee of the EITF is considering a proposed method for accounting for net share convertible securities under which the debt and equity components of the security would be bifurcated and accounted for separately. We cannot predict the outcome of the EITF deliberations or any other changes in GAAP that may be made affecting accounting for convertible debt securities. Any change in the accounting method for convertible debt securities could have an adverse impact on our past or future financial results. In addition, these impacts could adversely affect the trading price of our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements involve risks and uncertainties, and the cautionary statements set forth above and those contained in the sections entitled “Risks Related to the Company” and “Risks Related to the Notes” in this prospectus, our Annual Report on Form 10-K for the fiscal year ended June 30, 2006, and our Quarterly Reports on Form 10-Q for the fiscal quarters ended October 1, 2006 and December 31, 2006 and April 1, 2007, identify important factors that could cause actual results to differ materially from those predicted in any such forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale by any selling security holder of the notes or the common stock issued upon their conversion.

DESCRIPTION OF NOTES

We issued the 2012 notes and the 2014 notes in a private placement in January 2007 under separate indentures between us and U.S. Bank National Association, as trustee. As used in this description of the notes, the words “we,” “us,” “our” or “Sun” refer only to Sun Microsystems, Inc., a Delaware corporation, and do not include any of our current or future subsidiaries. We have summarized below the material provisions of each indenture, the notes and the registration rights agreement (as defined below). The following description is not complete and is subject to, and qualified by reference to, all of the provisions of each indenture, the notes and the registration rights agreement, which we urge you to read because they define your rights as a note holder. Copies of each indenture, including forms of the notes, and the registration rights agreement that we entered into with the initial purchasers of the notes, or the “registration rights agreement,” are available upon request to us.

General

The 2012 notes are limited to $350 million aggregate principal amount. The 2012 notes will mature on February 1, 2012, unless earlier converted or repurchased.

The 2014 notes are limited to $350 million aggregate principal amount. The 2014 notes will mature on February 1, 2014, unless earlier converted or repurchased.

The notes are issued in denominations of $1,000 or in integral multiples of $1,000. The notes are payable at the principal corporate trust office of the paying agent, which is currently an office or agency of the trustee.

The notes are our general unsecured obligations. The notes currently rank:

•	equal in right of payment to all of our other existing and future senior unsecured indebtedness;

•	senior in right of payment to all of our existing and future subordinated indebtedness; and

•

structurally subordinated in right of payment to all of our subsidiaries’ existing and future obligations (including secured and unsecured obligations) and effectively subordinated in right of payment to our secured obligations, to the extent of the assets securing such obligations.

As of April 1, 2007, we had no secured indebtedness and approximately $1.3 billion of unsubordinated and unsecured debt obligations (including the notes). As of April 1, 2007, our subsidiaries had, exclusive of intercompany obligations and deferred revenue, approximately $1.5 billion of liabilities.

The 2012 notes bear cash interest at the rate of 0.625% per year and the 2014 notes bear cash interest at the rate of 0.750% per year. Interest on the notes accrues from the issue date, or from the most recent date to which interest has been paid or provided for. Interest is payable semiannually in arrears on February 1 and August 1 of each year, beginning on August 1, 2007, to holders of record at the close of business on the January 15 or the July 15 immediately preceding such interest payment date. We will pay interest on overdue principal, premium, if any, and, to the extent lawful, interest at a rate per annum on the 2012 notes of 0.625% and on the 2014 notes of 0.750%. Each payment of cash interest on the notes includes interest accrued for the period commencing on and including the immediately preceding interest payment date (or, if none, the scheduled original issuance date) through the day before the applicable interest payment date (or purchase date). Any payment required to be made on any day that is not a business day will be made on the next succeeding business day. Interest is calculated using a 360-day year composed of twelve 30-day months. A

“business day” is any weekday that is not a day on which banking institutions in the City of New York are authorized or obligated to close. Interest will cease to accrue on a note upon its maturity, conversion or purchase by us at the option of a holder.

Notes may be presented for conversion at the office of the conversion agent and for exchange or registration of transfer at the office of the registrar. The conversion agent and the registrar currently are the trustee. No service charge will be made for any registration of transfer or exchange of notes. However, we may require the holder to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.

Conversion Rights

General

Holders may convert their 2012 notes prior to maturity based on an initial conversion rate of 138.6482 shares of our common stock, par value $0.00067 per share, per $1,000 principal amount of 2012 notes (equivalent to an initial conversion price (as defined below) of approximately $7.21 per share), only if the conditions for conversion described below are satisfied. Holders may convert their 2014 notes prior to maturity based on an initial conversion rate of 138.6482 shares of our common stock per $1,000 principal amount of 2014 notes (equivalent to an initial conversion price of approximately $7.21 per share), only if the conditions for conversion described below are satisfied.

The ability to surrender notes for conversion will expire at the close of business on the business day immediately preceding the stated maturity date.

Holders who convert will receive cash and may, at our option as described below, also receive cash, shares of our common stock or a combination thereof. The conversion rate will be subject to adjustment as described in “Adjustment to Conversion Rate” below. A note for which a holder has delivered a fundamental change purchase notice, as described below, requiring us to purchase the note may be surrendered for conversion only if such notice is withdrawn in accordance with the applicable indenture. A holder may convert fewer than all of such holder’s notes so long as the notes converted are an integral multiple of $1,000 principal amount.

The “conversion price” per share of common stock as of any day will equal the result obtained by dividing $1,000 by the then applicable conversion rate (as defined below).

The “applicable conversion rate” means the conversion rate on any trading day (as defined below).

The “conversion date” with respect to a note means the date on which the holder of the note has complied with all requirements under the applicable indenture to convert such note.

Subject to the “Conversion Rate Cap” (as defined below) and as described below under “Conversion Limitations With Respect to Antitrust Laws” and “Conversion Upon Occurrence of Specified Corporate Transaction,” upon conversion, a holder will receive, for each $1,000 principal amount of notes surrendered for conversion:

•	cash in an amount equal to the lesser of (i) $1,000 and (ii) the conversion value, as defined below (the “required cash amount”); and

•

if the conversion value is greater than $1,000, a number of shares of our common stock, (the “remaining shares”) equal to the sum of the daily share amounts (as defined below) for each of the twenty consecutive trading days in the conversion reference period (as defined below), subject to our right to deliver cash in lieu of all or a portion of such remaining shares as described below.

“Conversion value” means the average of the products for each trading day of the conversion reference period of (i) the applicable conversion rate for such day multiplied by (ii) the volume weighted average price (as defined below) per share of our common stock on such day.

The “daily share amount” means, for each trading day of the conversion reference period and each $1,000 principal amount of notes surrendered for conversion, a number of shares (but in no event less than zero) determined by the following formula:

(volume weighted average price per share for such trading day × conversion rate in effect on the trading day) – $1000 volume weighted average price per share for such trading day × 20

The “volume weighted average price” per share of our common stock on any trading day means such price as displayed on Bloomberg (or any successor service) page SUNW.Q <Equity> AQR SEC in respect of the period from 9:30 a.m. to 3:50 p.m., New York City time, on such trading day; or, if such price is not available, the volume weighted average price means the market value per share of our common stock on such day as determined by a nationally recognized investment banking firm retained for this purpose by us.

A “trading day” is any day on which (i) there is no market disruption event (as defined below) and (ii) the NASDAQ Global Select Market or the NASDAQ Global Market (together formerly known as the NASDAQ National Market) or, if our common stock is not listed on the NASDAQ Global Select Market or the NASDAQ Global Market, the principal national securities exchange on which our common stock is listed, is open for trading or, if the common stock is not so listed, admitted for trading or quoted, any business day. A “trading day” only includes those days that have a scheduled closing time of 4:00 p.m. (New York City time) or the then standard closing time for regular trading on the relevant exchange or trading system.

A “market disruption event” means the occurrence or existence for more than one half hour period in the aggregate on any scheduled trading day for our common stock of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the NASDAQ Global Select Market and the NASDAQ Global Market or otherwise) in our common stock or in any options, contracts or future contracts relating to our common stock, and such suspension or limitation occurs or exists at any time before 1:00 p.m. (New York City time) on such day.

The “conversion reference period” means:

•

for notes that are converted during the period beginning on the 23rd scheduled trading day prior to the maturity date of the applicable notes, the twenty consecutive trading days beginning on, and including, the 20th scheduled trading day prior to the maturity date; and

•	in all other instances, the twenty consecutive trading days beginning on the third trading day following the conversion date.

By the close of business on the business day prior to the first scheduled trading day of the applicable conversion reference period, we may specify a percentage of the daily share amount that will be settled in cash (the “cash percentage”) and we will notify you of such cash percentage by notifying the trustee (the “cash percentage notice”). If we elect to specify a cash percentage, the amount of cash that we will deliver in respect of each trading day in the applicable conversion reference period will equal the product of: (i) the cash percentage, (ii) the daily share amount for such trading day and (iii) the volume weighted average price of our common stock for such trading day. The number of shares deliverable in respect of each business day in the applicable conversion reference period will be a percentage of the daily share amount equal to 100% minus the cash percentage. If we do not specify a cash percentage by the close of business on the trading day prior to the scheduled first trading day of the applicable conversion reference period, we must settle 100% of the daily share amount for each trading day in the applicable conversion reference period with shares of our common stock; provided, however, that we will pay cash in lieu of fractional shares as described below. We may, at our option, revoke any cash percentage notice by notifying the trustee; provided that we revoke such notice by the close of business on the business day prior to the scheduled first trading day of the applicable conversion reference period.

The cash and any shares of our common stock due upon conversion of the notes will be delivered through the conversion agent as promptly as practicable following the end of the conversion reference period applicable to the notes being converted.

A holder of a note otherwise entitled to a fractional share will receive cash based on the arithmetic average of the volume weighted average price of our common stock for each of the twenty consecutive trading days of the conversion reference period (the “average price”).

Upon determining that the holders are entitled to convert their notes in accordance with the provisions described below, we will promptly (i) issue a press release and use our reasonable efforts to post such information on our website or otherwise publicly disclose this information or (ii) provide notice to the holders of the notes in a manner contemplated by the applicable indenture, including through the facilities of the Depository Trust Company (“DTC”).

While we will be required to make the cash payments described above upon conversions of notes, it is possible that we will not be able to do so when required.

Holders may surrender their notes for conversion at the applicable conversion rate under any of the following circumstances:

•	conversion based on common stock price;

•	conversion based on satisfaction of trading price condition;

•	conversion upon occurrence of specified distributions to holders of common stock or specified corporate transactions; and

•	conversion during period prior to maturity.

Conversion Limitations With Respect to Antitrust Laws

Notwithstanding anything herein to the contrary, we shall not be obligated to deliver shares in connection with any conversion of notes if to do so would constitute a violation of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, any foreign antitrust requirements or any similar laws (“Antitrust Laws”) and, to the extent we have elected to settle the conversion value in excess of the required cash amount in shares (or are required to do so because we have not made any election to the contrary), we may defer delivery of the remaining shares until permitted under such laws (although such shares will be delivered promptly to the maximum extent permitted) and for avoidance of doubt, in no such event shall we be required to deliver cash in lieu of remaining shares. In this regard, in the event of any conversion by any initial purchaser or any sponsor purchaser while there is an affiliate or representative of any initial purchaser or any sponsor purchaser on the board of directors or, in any event, prior to the “designee termination date,” (which is the earliest to occur of such time as (i) the sponsor purchasers, collectively, do not own at least $350 million principal amount of the Notes, (ii) we sell all or substantially all of its assets, (iii) any Person or group directly or indirectly, obtains beneficial ownership of 50% or more of the total outstanding voting power of the voting stock, (iv) we participate in any merger, consolidation or similar transaction unless immediately following the consummation of such transaction our stockholders of immediately prior to the transaction continue to hold (in substantially the same proportion) more than 50% of all of the outstanding securities entitled to vote for the election of directors of the surviving or resulting entity, (v) the sponsor irrevocably waives and terminates all of its rights pursuant to certain covenants in the note purchase agreement, (vi) the board designee is removed from the Board of Directors for cause by our stockholders or (vii) we deliver written notice that sponsor or any sponsor purchaser has breached the terms of this Agreement (in any material respect), in connection with and prior to such conversion, such person will either (i) certify to us that no filings or clearances are required under Antitrust Laws and delivery of shares issued upon such conversion would not violate any Antitrust Laws (and, if requested, provide reasonably detailed information supporting such determination), or (ii) certify that such filings or clearances are required, in which case such person and we will provide reasonable cooperation with one another in connection with the making (or such filings and obtaining of such clearances and such person shall acknowledge that the remaining shares for such portion of the remaining shares as to which restrictions under Antitrust Laws are applicable) shall not be required to be delivered until such time as all such filings have been made and such clearances obtained (including the expiration of any applicable waiting periods) or are no longer required. For purposes of the foregoing certifications, it will be assumed that the maximum number of remaining shares of common stock deliverable upon conversion of the notes would be delivered. In connection with a certification pursuant to clause (i), such certification may be based on an irrevocable commitment to sell immediately upon receipt (which will be deemed satisfied if same day) a sufficient number of shares of common stock such that no filings or clearances are required under applicable Antitrust Laws in connection with the conversion of such notes, provided, that if such commitment is the basis for such certification, such person shall furnish reasonable evidence of such commitment in connection with such conversion and certification.

Conversion Based on Common Stock Price

Holders may surrender notes for conversion in any calendar quarter commencing at any time after March 31, 2007 and only during such calendar quarter, if the closing price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is more than 130% of the conversion price per share of common stock on the last day of such preceding calendar quarter, which we refer to as the “conversion trigger price.”

The current conversion trigger price of the 2012 notes is approximately $9.37, which is 130% of the initial conversion price per share of common stock. The foregoing conversion trigger price assumes that no events have occurred that would require an adjustment to the conversion rate.

The current conversion trigger price of the 2014 notes is approximately $9.37, which is 130% of the initial conversion price per share of common stock. The foregoing conversion trigger price assumes that no events have occurred that would require an adjustment to the conversion rate.

The conversion agent will, on our behalf, determine at the beginning of each calendar quarter commencing at any time after March 31, 2007 (through the calendar quarter ending December 31, 2011 with respect to the 2012 notes and through the calendar quarter ending December 31, 2013 with respect to the 2014 notes) whether the notes are convertible as a result of the price of our common stock and notify us and the trustee.

The “closing price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which our common stock is listed or admitted for trading or, if our common stock is not listed or admitted for trading on a U.S. national or regional securities exchange, as reported on the quotation system on which such security is quoted. If our common stock is not listed or admitted for trading on a United States national or regional securities exchange and not reported on a quotation system on the relevant date, the “closing price” will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. If our common stock is not so quoted, the last reported sale price will be the average of the mid-point of the last bid and ask prices for our common stock on the relevant date from each of at least three nationally recognized investment banking firms selected by us for this purpose.

Conversion Upon Satisfaction of Trading Price Condition

Holders may surrender notes for conversion during the five business day period after any five consecutive trading day period (the “measurement period”) in which the “trading price” per $1,000 principal amount of notes for each day of such measurement period was less than 98% of the product of the closing price of our common stock and the conversion rate for such date, subject to compliance with the procedures and conditions described below concerning the trustee’s obligation to make a trading price determination.

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $2.0 million principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $2.0 million principal amount of the notes from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the closing price of our common stock and the conversion rate.

In connection with any conversion upon satisfaction of the above trading pricing condition, the trustee shall have no obligation to determine the trading price of the notes unless we have requested such determination; and we shall have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 98% of the product of the closing price of our common stock and the conversion rate. At such time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of notes is greater than or equal to 98% of the product of the closing price of our common stock and the conversion rate.

Conversion Upon Occurrence of Specified Distributions to Holders of Common Stock or Specified Corporate Transactions

If we elect to distribute to all holders of our common stock:

•

certain rights or warrants entitling them to subscribe for or purchase, for a period expiring within 60 days of the record date for such distribution, our common stock at less than the average of the closing prices for the five consecutive trading days ending on the date immediately preceding the first public announcement of the distribution, or

•

cash, debt securities (or other evidence of indebtedness) or other assets (excluding dividends or distributions described in clauses (i) and (ii) of the second paragraph under “Adjustment to Conversion Rate — General”), which distribution, together with all other such distributions within the preceding twelve months, has a per share value exceeding 10% of the average of the closing prices for the five consecutive trading days ending on the date immediately preceding the first public announcement of the distribution,

We must notify the holders of the notes at least 20 trading days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place, even if the notes are not otherwise convertible at that time. No adjustment to the ability of the holders to convert will be made if the holders are entitled to participate in the distribution without conversion.

In addition, if a change in control (as defined below) occurs or if we are a party to a consolidation, merger, binding share exchange, or transfer or lease of all or substantially all of our assets, pursuant to which our common stock would be converted into cash, securities or other assets, the notes may be surrendered for conversion at any time from or after the date which is 15 trading days prior to the anticipated effective time of the transaction until 35 trading days after the actual date of such transaction (or, if such transaction also constitutes a fundamental change, until the fundamental change purchase date (as defined below)). After the effective time of the transaction, the conversion value and the daily share amount will be based on the kind and amount of cash, securities or other assets of us or another person that a holder of our common stock received in the transaction (or, if the transaction provides the holders of our common stock with the right to receive more than a single type of consideration determined based in part upon any form of stockholder election, the weighted average of the types and amounts of consideration received by the holders of our common stock); provided that, for the avoidance of doubt, the conversion value will be paid in cash and, to the extent the conversion value is greater than $1,000, an amount in cash securities or other assets, as applicable, with a fair market value equal to the conversion value less $1,000 in accordance with the applicable procedures set forth under “Conversion Rights — General.” We will notify holders and the trustee as promptly as practicable following the date we publicly announce such transaction but in no event less than 20 trading days prior to the anticipated effective date of such transaction in the case of a fundamental change within our control or of which we have at least 30 trading days’ prior notice.

A “change in control” means the occurrence of a fundamental change (as defined below) of the type described in the first two bullet points of the definition of such definition, giving effect to the eighth and ninth paragraph under “— Repurchase at the Option of the Holder Upon a Fundamental Change.”

In the case of any fundamental change, (i) the conversion rate will be adjusted as set forth below under “Adjustment to Conversion Rate Upon a Change in Control” and (ii) the holder can require us to purchase all or a portion of its notes as described under “Repurchase at the Option of the Holder Upon a Fundamental Change.”

Conversion During Period Prior to Maturity

Notwithstanding anything herein to the contrary, holders may surrender the 2012 notes for conversion at any time on or after January 1, 2012 and the 2014 notes for conversion at any time on or after January 1, 2014, in each case until the close of business on the business day immediately preceding the applicable maturity date.

Conversion Procedures

To convert a note represented by a global security, a holder must convert by book-entry transfer to the conversion agent through the facilities of the DTC.

To convert a note that is represented by a certificated security (as defined below), a holder must:

•	complete and manually sign a conversion notice, a form of which is on the back of the note, and deliver the conversion notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required by the conversion agent, furnish appropriate endorsement and transfer documents; and

•	if required, pay all transfer or similar taxes.

On conversion of a note, a holder will not receive, except as described below, any cash payment representing accrued interest. Instead, accrued interest will be deemed paid by the cash and/or shares of common stock, if any, received by the holder on conversion. Delivery to the holder of such cash and/or shares will thus be deemed:

•	to satisfy our obligation to pay the principal amount of a note; and

•	to satisfy our obligation to pay accrued and unpaid interest.

As a result, accrued interest is deemed paid in full rather than cancelled, extinguished or forfeited.

Holders of notes surrendered for conversion during the period from the close of business on any regular record date next preceding any interest payment date to the opening of business of such interest payment date will receive the semiannual interest payable on such notes on the corresponding interest payment date notwithstanding the conversion, and such notes upon surrender must be accompanied by funds equal to the amount of such payment; provided that no such payment need be made:

•	in connection with any conversion following the regular record date immediately preceding the maturity date;

•	if we have specified a fundamental change purchase date that is after a record date and on or prior to the corresponding interest payment date; or

•	to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such note.

We will not be required to convert any notes that are surrendered for conversion without payment of interest as required by this paragraph.

Adjustment to Conversion Rate

General

The conversion rate on the applicable notes will not be adjusted for accrued interest.

We will adjust the conversion rate on the applicable notes if any of the following events occur:

(i) We issue dividends or distributions on shares of our common stock payable in shares of common stock to all holders of our common stock.

(ii) We subdivide, combine or reclassify shares of our common stock.

(iii) We distribute to all holders of shares of our common stock certain rights or warrants to purchase shares of our common stock for a period expiring within 60 days after the record date for such distribution at less than the average of the closing prices for the five consecutive trading days immediately preceding the first public announcement of the distribution.

(iv) We distribute to all holders of shares of our common stock our capital stock, assets (including shares of any subsidiary or business unit of ours but excluding distributions described in (i) above) or debt securities or certain rights, warrants or options to purchase our securities (excluding any rights or warrants described in clause (iii) above and any all-cash dividends or other cash distributions), in which event the conversion rate will be adjusted by multiplying such conversion rate by a fraction,

•	the numerator of which will be the current market price (as defined below) of our common stock and

•

the denominator of which will be the current market price of our common stock minus the fair market value, as determined by our board of directors, of the portion of those assets, debt securities, shares of capital stock or rights so distributed applicable to one share of our common stock.

With respect to an adjustment pursuant to this clause (iv) where there has been a payment of a dividend or other distribution on our common stock of shares of capital stock of, or similar interests in, a subsidiary or other business unit of ours, then the conversion rate will be adjusted by multiplying such conversion rate by a fraction,

•

the numerator of which will be the sum of (1) the average of the closing prices of the capital stock or other similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the five trading days commencing on and including the fifth trading day after the date on which “ex-dividend” trading commences for such dividend or other distribution on the principal national securities exchange or inter-dealer quotation system on which such securities are then listed or traded plus (2) the average of the closing prices of our common stock over the five trading days commencing and including the fifth trading day after the date on which “ex-dividend” trading commences for such dividend or distribution on the principal national securities exchange or inter-dealer quotation system on which our common stock is then listed or traded, and

•

the denominator of which will be the average of the closing prices of our common stock over the five trading days commencing and including the fifth trading day after the date on which “ex-dividend” trading commences for such dividend or distribution on the principal national securities exchange or inter-dealer quotation system on which our common stock is then listed or traded.

(v) We distribute cash dividends or other cash distributions to all or substantially all holders of our common stock, other than (1) distributions described in clause (vi) below or (2) any dividend or distribution in connection with our liquidation, dissolution or winding up, in which event the conversion rate will be adjusted by multiplying such conversion rate by a fraction,

•	the numerator of which will be the current market price of our common stock and

•	the denominator of which will be the current market price of our common stock minus the amount per share of such dividend or distribution.

(vi) We or any of our subsidiaries distribute cash or other consideration in respect of a tender offer or an exchange offer (that is treated as a “tender offer” under U.S. federal securities laws) for our common stock, where such cash and the value of any such other consideration per share of our common stock validly tendered or exchanged exceeds the closing price of our common stock on the trading day following the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer, in which event the conversion rate will be adjusted by multiplying such conversion rate by a fraction,

•

the numerator of which will be the sum of (1) the fair market value, as determined by our board of directors, of the aggregate consideration payable for all shares of our common stock we purchase in such tender or exchange offer and (2) the product of (i) the number of shares of our common stock outstanding, less any such purchased shares, and (ii) the closing price of our common stock on the trading day following the expiration of the tender or exchange offer and

•

the denominator of which will be the product of (1) the number of shares of our common stock outstanding, including any such purchased shares, and (2) the closing price of our common stock on the trading day following the expiration of the tender or exchange offer.

“Current market price” of our common stock on any day means the average of the closing price per share of our common stock for each of the 5 consecutive trading days ending on the earlier of the day in question and the day before the “ex-dividend date” with respect to the issuance or distribution requiring such computation.

“Ex-dividend date” means the first date on which the shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such issuance or distribution.

In the event we elect to make a distribution described in clause (iii), (iv) or (v) of the preceding paragraph, and in the case of (iv) or (v), that has a per share value equal to more than 10% of the closing price of shares of our common stock on the day preceding the declaration date for such distribution, we will be required to give notice to the holders of notes at least 20 trading days prior to the ex-dividend date for such distribution. See “Conversion Upon Occurrence of Specified Corporate Transactions” above.

No adjustment to the conversion rate will be made if holders of the applicable notes will participate in the transaction without conversion or in certain other cases.

In the event we adopt or implement a shareholder rights agreement (a “shareholder rights plan”) pursuant to which rights (“Rights”) are distributed to the holders of our common stock and such shareholder rights plan provides that each share of common stock issued upon conversion of the notes at any time prior to the distribution of separate certificates representing such Rights will be entitled to receive such Rights, then there shall not be any adjustment to the conversion privilege or conversion rate at any time prior to the distribution of separate certificates representing such Rights. If, however, prior to any conversion, the Rights have separated from the common stock, the conversion rate shall be adjusted at the time of separation as if we distributed to all holders of our common stock, our assets, debt securities or rights as described in clause (iv) above, subject to readjustment in the event of the expiration, termination or redemption of such Rights.

Notwithstanding anything in this section “Adjustment to Conversion Rate” to the contrary, we will not be required to adjust the conversion rate unless the adjustment would result in a change of at least 1% of the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate and take them into account when determining subsequent adjustments. In addition, we will make any carry forward adjustments not otherwise effected upon notice of a required purchase of the notes in connection with a fundamental change, and on January 1, 2012 for the 2012 notes and on January 1, 2014 for the 2014 notes. Except as stated above, the conversion rate will not be adjusted for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase our common stock or any such security.

The conversion rate shall not exceed 173.3482 shares per $1,000 principal amount of the 2012 notes or the 2014 notes on account of adjustments to the conversion rate described in “Adjustment to Conversion Rate Upon a Change in Control,” subject to the adjustments set forth in clauses (i) through (vi) above. Further, notwithstanding anything in this section “Adjustment To Conversion Rate” to the contrary (subject only to the provisions of the second succeeding sentence), the conversion rate shall not exceed 1,007.2226 per $1,000 principal amount of the 2012 notes or the 2014 notes, equivalent to a conversion price of approximately $0.99 per share of common stock, other than as a result of proportional adjustments to the conversion rate in the manner set forth in clauses (i) through (iv) above (the limitations on the conversion rate set forth in this sentence are herein referred to as the “Conversion Rate Cap”). Accordingly, other than as a result of such proportional adjustments (subject only to the provisions of the next succeeding sentence), in no event will the shares issuable upon conversion of the notes exceed 20% of our common stock outstanding before the issuance of the notes. The Company has agreed that it will not take any action described in paragraphs (v) or (vi) above if, as a result of such action, the conversion rate adjustment that would otherwise be made pursuant to the provisions of (v) or (vi) would be limited by the Conversion Rate Cap, unless such action would not result in a violation of NASD Rule 4350 as such rule or successor to such rule may be then in effect and interpreted by the NASD (or any similar rule of any other stock exchange which is the primary exchange upon which the Company’s common stock is listed). If such action would not result in a violation of NASD Rule 4350, or any successor rule or similar rule of any other stock exchange which is the primary exchange upon which the Company’s common stock is then listed, then the Conversion Rate Cap shall not apply to such action taken by the Company.

Treatment of Reference Property Upon Disposition Event

In the event of:

•	any reclassification of our common stock; or

•	a consolidation, merger or combination involving us; or

•	a sale, conveyance, lease or other disposal to another person of all or substantially all of our assets,

in which holders of our outstanding common stock would be entitled to receive cash, securities or other property for their shares of common stock, if you convert your notes on or after the effective date of any such event, you will receive in connection with any such conversion:

•	cash in an amount equal to the required cash amount; and

•

in lieu of the remaining shares otherwise deliverable, if any, the same type (in the same proportions) of consideration received by holders of our common stock in the relevant event (“reference property”), in accordance with the applicable procedures set forth under “Conversion Rights — General.”

The amount of cash and any reference property you receive will be based on the daily share amounts and volume weighted average prices of reference property, and the applicable conversion rate, as described above.

For purposes of the foregoing, the type and amount of consideration that a holder of our common stock would have been entitled to in the case of reclassifications, consolidations, mergers, sales or transfers of assets or other transactions that cause our common stock to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election) will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our common stock upon the occurrence of such event.

Adjustment to Conversion Rate Upon a Change in Control

If a change in control (as defined below) occurs and a holder elects to convert its notes in connection with such change, we will increase the applicable conversion rate for the notes surrendered for conversion by a number of additional shares of our common stock (the “make-whole shares”), as described below. A conversion of notes will be deemed for these purposes to be “in connection with” such a change in control transaction if the notice of conversion of the notes is received by the conversion agent from and including the effective date of the change in control transaction up to and including the trading day prior to the related fundamental change purchase date.

The number of make-whole shares will be determined by reference to the table below and is based on the date on which such change in control transaction becomes effective (the “change in control effective date”) and the price paid per share of our common stock in the change in control (in the case of a change in control described in the second bullet of the definition of fundamental change), or in the case of all other changes in control, the average of the closing prices per share of our common stock over the five trading-day period ending on the trading day preceding the relevant change in control effective date (the “stock price”). If holders of our common stock receive only cash in the case of a change in control described in the second bullet of the definition of “fundamental change” set forth below under “Repurchase at the Option of the Holder Upon a Fundamental Change,” the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the closing prices per share of our common stock over the five trading-day period ending on the trading day preceding the relevant change in control effective date.

The stock prices set forth in the first row of the 2012 notes Make-Whole Table and the 2014 notes Make-Whole Table below will be adjusted as of any date on which the conversion rate of the notes is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the applicable conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the applicable conversion rate as so adjusted. In addition, the number of make-whole shares will be subject to adjustment in the same manner as the applicable conversion rate as set forth above under “Adjustment To Conversion Rate-General.”

2012 notes Make-Whole Table

The following table sets forth the stock price and number of make-whole shares of our common stock to be added to the conversion rate per $1,000 principal amount of 2012 notes:

	Effective Date
Stock Price	January 26, 2007	February 1, 2008	February 1, 2009	February 1, 2010	February 1, 2011	February 1, 2012
$5.77	34.7	34.7	34.7	34.7	34.7	34.7
$6.00	31.5	31.6	31.3	30.5	29.0	27.9
$7.00	21.2	20.7	19.6	17.9	14.7	4.6
$8.00	14.7	13.9	12.6	10.6	7.2	0.0
$9.00	10.4	9.5	8.2	6.3	3.4	0.0
$10.00	7.5	6.6	5.5	3.8	1.6	0.0
$11.00	5.5	4.7	3.7	2.4	0.8	0.0
$12.00	4.1	3.4	2.5	1.5	0.4	0.0
$13.00	3.0	2.4	1.7	0.9	0.2	0.0
$14.00	2.3	1.8	1.2	0.6	0.1	0.0
$15.00	1.7	1.3	0.8	0.4	0.0	0.0
$16.00	1.3	1.0	0.6	0.2	0.0	0.0
$17.00	1.0	0.7	0.4	0.1	0.0	0.0
$18.00	0.8	0.5	0.3	0.1	0.0	0.0
$19.00	0.6	0.4	0.2	0.0	0.0	0.0
$20.00	0.4	0.3	0.1	0.0	0.0	0.0
$25.00	0.1	0.0	0.0	0.0	0.0	0.0
$30.00	0.0	0.0	0.0	0.0	0.0	0.0

The exact stock prices and effective dates may not be set forth in the applicable table, in which case:

•

If the stock price is between two stock price amounts in the applicable table or the effective date is between two dates in the applicable table, the make-whole shares issued upon conversion of the applicable notes will be determined by straight-line interpolation between the number of make-whole shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•	If the stock price is in excess of $30.00 per share of common stock (subject to adjustment), no make-whole shares will be issued upon conversion of the 2012 notes; and

•	If the stock price is less than $5.77 per share of common stock (subject to adjustment), no make-whole shares will be issued upon conversion of the 2012 notes.

2014 notes Make-Whole Table

The following table sets forth the stock price and number of make-whole shares of our common stock to be added to the conversion rate per $1,000 principal amount of 2014 notes:

	Effective Date
Stock Price	January 26, 2007	February 1, 2008	February 1, 2009	February 1, 2010	February 1, 2011	February 1, 2012	February 1, 2013	February 1, 2014
$5.77	34.7	34.7	34.7	34.7	34.7	34.7	34.7	34.7
$6.00	31.9	32.3	32.6	32.6	32.2	31.3	29.5	27.9
$7.00	22.7	22.6	22.3	21.7	20.6	18.7	15.3	4.6
$8.00	16.6	16.3	15.7	14.8	13.5	11.3	7.7	0.0
$9.00	12.4	12.0	11.3	10.4	9.0	7.0	3.8	0.0
$10.00	9.5	9.0	8.4	7.4	6.1	4.4	1.9	0.0
$11.00	7.4	6.9	6.2	5.4	4.3	2.8	1.0	0.0
$12.00	5.8	5.3	4.7	4.0	3.0	1.8	0.5	0.0
$13.00	4.6	4.2	3.6	3.0	2.2	1.2	0.3	0.0
$14.00	3.7	3.3	2.8	2.2	1.6	0.8	0.2	0.0
$15.00	3.0	2.6	2.2	1.7	1.1	0.6	0.1	0.0
$16.00	2.4	2.1	1.7	1.3	0.8	0.4	0.1	0.0
$17.00	1.9	1.7	1.4	1.0	0.6	0.3	0.0	0.0
$18.00	1.6	1.3	1.1	0.8	0.5	0.2	0.0	0.0
$19.00	1.3	1.1	0.8	0.6	0.3	0.1	0.0	0.0
$20.00	1.1	0.9	0.7	0.5	0.2	0.1	0.0	0.0
$25.00	0.4	0.3	0.2	0.1	0.0	0.0	0.0	0.0
$30.00	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0

The exact stock prices and effective dates may not be set forth in the applicable table, in which case:

•

If the stock price is between two stock price amounts in the applicable table or the effective date is between two dates in the applicable table, the make-whole shares issued upon conversion of the applicable notes will be determined by straight-line interpolation between the number of make-whole shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•	If the stock price is in excess of $30.00 per share of common stock (subject to adjustment), no make-whole shares will be issued upon conversion of the 2014 notes; and

•	If the stock price is less than $5.77 per share of common stock (subject to adjustment), no make-whole shares will be issued upon conversion of the 2014 notes.

The adjustments described in this section are subject to the limitations described above under “Adjustment To Conversion Rate — General.”

Our obligation to deliver the make-whole shares could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Repurchase at the Option of the Holder Upon a Fundamental Change

In the event of any fundamental change, each holder will have the right, at the holder’s option, subject to the terms and conditions of the applicable indenture, to require us to purchase for cash all or any portion of the holder’s notes in integral multiples of $1,000 principal amount at a price (the “fundamental change purchase price”) equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest to, but excluding, the fundamental change purchase date unless the fundamental change purchase date is after a regular record date and on or prior to the interest payment date to which it relates, in which case interest accrued to the interest payment date will be paid to holders of the notes as of the preceding record date. Upon a valid exercise of such an option, we will be required to purchase the notes as of the date that is no later than 35 trading days after the occurrence of such fundamental change (a “fundamental change purchase date”), unless such 35 trading days would not provide holders with at least 20 trading days’ notice, in which case the fundamental change purchase date shall be the day that provides the shortest period necessary to provide 20 trading days’ notice as provided below.

As promptly as practicable following the date we publicly announce such fundamental change but in no event less than 15 days prior to the anticipated effective date of a fundamental change, we are obligated to mail to the trustee and to all holders of notes at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice regarding the fundamental change, which notice shall state, among other things, as applicable:

•	the events causing a fundamental change;

•	the date of such fundamental change;

•	the last date on which the purchase right may be exercised;

•	the fundamental change purchase price;

•	the fundamental change purchase date;

•	the name and address of the paying agent and the conversion agent;

•	the applicable conversion rate and any adjustments to the applicable conversion rate;

•

that notes with respect to which a fundamental change purchase notice is given by the holder may be converted only if the fundamental change purchase notice has been withdrawn in accordance with the terms of the applicable indenture; and

•	the procedures that holders must follow to exercise these rights.

To exercise this right, the holder must deliver a written notice to the paying agent prior to the close of business on the fundamental change purchase date. The required purchase notice upon a fundamental change shall state:

•	if certificated notes have been issued, the certificate number of the notes (or, if your notes are not certificated, your notice must comply with appropriate DTC procedures);

•	the portion of the principal amount of notes to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

•	that we are to purchase such notes pursuant to the applicable provisions of the indentures and the notes.

A holder may withdraw any fundamental change purchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the fundamental change purchase date. The notice of withdrawal shall state:

•	the principal amount being withdrawn;

•	the certificate numbers of the notes being withdrawn (or, if your notes are not certificated, your notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, of the notes that remain subject to a fundamental change purchase notice.

Our obligation to pay the fundamental change purchase price for a note for which a fundamental change purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with all necessary endorsements and compliance by the holder with all DTC procedures, as applicable, to the paying agent at any time after the delivery of such fundamental change purchase notice. Payment of the fundamental change purchase price for such note will be made on the third business day following the later of the fundamental change purchase date or the time of delivery of such note.

If the paying agent holds money sufficient to pay the fundamental change purchase price of the note on the third business day following the fundamental change purchase date in accordance with the terms of the applicable indenture, then, immediately after the fundamental change purchase date, interest on such note will cease to accrue, whether or not the note is delivered to the paying agent, and all other rights of the holder shall terminate, other than the right to receive the fundamental change purchase price upon delivery of the note.

A “fundamental change” means the following events:

•

any person or group, other than us, our subsidiaries or any employee benefit plan of us or our subsidiaries, files a Schedule 13D or Schedule TO (or any successor schedule, form or report) pursuant to the Securities Exchange Act of 1934, as amended, or the Exchange Act, disclosing that such person has become the beneficial owner of shares with a majority of the total voting power of all of our outstanding voting securities that are entitled to vote generally in the election of our board of directors, managers or other voting members of our governing body (“Voting Securities”), unless such beneficial ownership arises solely as a result of a revocable proxy delivered in response to a proxy or consent solicitation made pursuant to the applicable rules and regulations under the Exchange Act;

•

we consolidate with or merge with or into another person (other than a subsidiary of ours), or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our properties and assets to any person (other than a subsidiary of us), or any person (other than a subsidiary of us) consolidates with or merges with or into us, and our outstanding voting securities are reclassified into, converted for or converted into the right to receive any property or security, provided that none of these circumstances will be a fundamental change if persons that beneficially own our voting securities immediately prior to the transaction own, directly or indirectly, a majority of the voting securities of the surviving or transferee person immediately after the transaction in substantially the same proportion as their ownership of our voting securities immediately prior to the transaction, and provided that, for the avoidance of doubt and notwithstanding anything herein to the contrary, non-exclusive licenses by us shall not be deemed a sale, conveyance, transfer, lease or other disposition;

•	our stockholders or our board of directors adopts a plan for our liquidation or dissolution; or

•	upon the occurrence of a termination of trading.

For purposes of defining a fundamental change:

•	the term “person” and the term “group” have the meanings given by Sections 13(d) and 14(d) of the Exchange Act or any successor provisions;

•	the term “group” includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act or any successor provision;

•

the term “beneficial owner” is determined in accordance with Rules 13d-3 and 13d-5 under the Exchange Act or any successor provisions, except that a person will be deemed to have beneficial ownership of all shares that person has the right to acquire irrespective of whether that right is exercisable immediately or only after the passage of time; and

•

a “termination of trading” will be deemed to have occurred if our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on a U.S. national securities exchange nor approved for trading on an established U.S. system of automated dissemination of quotations of securities prices and no American Depositary Shares or similar instruments for such common stock are so listed or approved for listing in the United States.

Notwithstanding the foregoing, it will not constitute a fundamental change if both (x) at least 90% of the consideration for our common stock (excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights and cash payments of the required cash payment, if any) in the transaction or transactions otherwise constituting the fundamental change consists of common stock, together with associated rights, traded on a U.S. national securities exchange or approved for trading on an established U.S. system of automated dissemination of quotations of securities prices, or which will be so traded or quoted when issued or exchanged in connection with the fundamental change, and (y) as a result of such transaction or transactions the notes become convertible solely into such common stock and any associated rights (subject to conversion in the manner contemplated in “Conversion Rights — General” above, using the value of such common stock and associated rights for reference).

In connection with any purchase offer in the event of a fundamental change, to the extent required by applicable law, we will:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

•	otherwise comply with all federal and state securities laws as necessary under the applicable indenture to effect a fundamental change purchase of notes by us at the option of a holder.

No notes may be purchased by us at the option of holders upon a fundamental change if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the fundamental change purchase price with respect to the notes.

Change in control repurchase rights could discourage a potential acquirer. However, this fundamental change repurchase feature is not the result of our knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by us to adopt a series of anti-takeover provisions. The term “fundamental change” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. For example, we could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a fundamental change with respect to the fundamental change purchase feature of the notes, but that would increase the amount of our outstanding indebtedness or the outstanding indebtedness of our subsidiaries. Our obligation to offer to repurchase the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

We may be unable to redeem the notes in the event of a fundamental change. If a fundamental change were to occur, we may not have enough funds to pay the repurchase price for all the tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting repurchase of the notes under some circumstances, or expressly prohibit our repurchase of the notes upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from purchasing notes, we could seek the consent of our lenders to repurchase the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to purchase the notes. Our failure to repurchase tendered notes would constitute an event of default under the applicable indenture, which might constitute a default under the terms of our other indebtedness.

Events of Default and Acceleration

The following are events of default under each indenture:

•	default in payment of the principal amount or fundamental change purchase price with respect to any note when such becomes due and payable;

•	default in payment of any interest due on the notes, which default continues for 30 days;

•	our failure to give timely notice of a fundamental change;

•

our failure to deliver all cash and any shares of common stock when such cash and common stock, if any, are required to be delivered upon conversion of a note, and we do not remedy such default within 10 days;

•

our failure to comply with any of our other covenant or agreement in the notes or the applicable indenture and the default or breach continues for a period of 60 consecutive days after receipt by us of notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount of the 2012 notes or 2014 notes, as applicable, then outstanding; provided, however, that we shall have 120 days after receipt of such notice to remedy, or receive a waiver for, any failure to comply with the covenant in the applicable indenture relating to the delivery of our annual, quarterly and current reports or other information and documents that are required to be filed with the SEC so long as we are attempting to cure such failure as promptly as reasonably practicable;

•

(i) our failure to make any payment by the end of any applicable grace period after maturity of principal and/or accrued interest with respect to indebtedness, which term as used in the applicable indenture means obligations (other than nonrecourse obligations) of us for borrowed money or evidenced by bonds, notes or similar instruments (“Indebtedness”), where the amount of such unpaid and due principal and/or accrued interest is in an aggregate amount in excess of $100.0 million, or (ii) the acceleration of principal and/or accrued interest with respect to indebtedness, where the amount of such accelerated principal and interest is in an amount in excess of $100.0 million because of a default with respect to such Indebtedness, in any such case of (i) or (ii), without such Indebtedness having been paid or discharged or such acceleration having been cured, waived, rescinded or annulled within a period of 30 days after written notice to us by the trustee or to us and the trustee by the holders of not less than 25% in aggregate principal amount of the 2012 notes or 2014 notes, as applicable, then outstanding. However, if any such failure or acceleration referred to in (i) or (ii) above shall cease or be cured, waived, rescinded or annulled, then the event of default by reason thereof shall be deemed not to have occurred and any acceleration as a result of the related event of default shall be automatically rescinded; or

•	certain events of bankruptcy or insolvency affecting us or any of our “significant subsidiaries” (as defined below).

“Significant subsidiary” means, in respect of any person, a subsidiary of such person that would constitute a “significant subsidiary” as such term is defined under Rule 1-02 of Regulation S-X under the Securities Act and the Exchange Act.

If an event of default shall have happened and be continuing (other than due to events of bankruptcy or insolvency affecting us or our significant subsidiaries), either the trustee or the holders of not less than 25% in aggregate principal amount of the 2012 notes or 2014 notes, as applicable, then outstanding may declare the principal amount of the 2012 notes or 2014 notes, as applicable, and any accrued and unpaid interest through the date of such declaration, to be immediately due and payable. In the case of certain events of bankruptcy or insolvency, the principal amount of the notes and any unpaid interest accrued thereon through the occurrence of such event shall automatically become and be immediately due and payable.

The trustee is under no obligation to exercise any of the rights or powers vested in it by the Indentures at the request or direction of any of the holders, unless such holders have offered to the trustee reasonable security or indemnity against the costs, expenses and liabilities that might be incurred by it in compliance with such request or direction. Except to enforce the right to receive payment of principal or interest, when due, no holder may institute any proceeding, judicial or otherwise, with respect to the indentures or the notes, or for the appointment of a receiver or trustee, or for any other remedy under the indenture or the notes, unless:

•	the holder has previously given to the trustee written notice of a continuing event of default;

•	holders of at least 25% in aggregate principal amount of outstanding 2012 notes or 2014 notes, as applicable, have made written request to the trustee to pursue the remedy;

•	holders have offered to the trustee indemnity reasonably satisfactory to the trustee against any costs, liabilities or expenses to be incurred in compliance with such request;

•	the trustee has not complied with such request within 60 days after the receipt of the notice, request and the offer of indemnity; and

•

during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding 2012 notes or 2014 notes, as applicable, have not given the trustee a direction that is inconsistent with such written request.

Subject to certain restrictions, the holders of a majority in aggregate principal amount of the outstanding 2012 notes or 2014 notes, as applicable, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. Each indenture provides that if an event of default has occurred and is continuing, the Trustee shall exercise those rights and powers vested in it by the Indenture, the trustee will be required in the exercise of its powers to use the same degree of care and skill as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. However, the trustee may refuse to follow any direction that conflicts with law or the indenture, that may involve the trustee in personal liability, or that the trustee determines in good faith may be unduly prejudicial to the rights of holders of 2012 notes or 2014 notes, as applicable, not joining in the giving of such direction, and may take any other action it deems proper that is not inconsistent with any such direction received from holders of notes.

The indenture provides that if a default occurs and is continuing and is known to the trustee, the trustee must send notice of the default to each holder notice of the default within 90 days after it occurs, unless the default has been cured. Except in the case of a default in the payment of principal of or interest on any note, the trustee may withhold notice if and so long as the trustee in good faith determines that withholding notice is in the interests of the holders. In addition, within 120 days after the end of each fiscal year, we must deliver to the trustee an officer’s certificate indicating whether we have fulfilled our obligations under the Indentures or, if there has been a default, specifying the default and its nature and status.

Mergers and Sales of Assets

The indentures provide that we may, without the consent of any holder of 2012 notes or 2014 notes:

(i) consolidate with or merge into any person; or

(ii) sell, convey, transfer or otherwise dispose of or lease all or substantially all of our assets as an entirety or substantially as an entirety, in a transaction or a series of related transactions, to another person;

provided that:

•

either (a) we are the continuing person or (b) the resulting, surviving or transferee person (if other than us) is organized and existing under the laws of the United States, any state thereof or the District of Columbia and such person expressly assumes by supplemental indenture all our obligations under the notes and the applicable indenture and the registration rights agreement;

•	immediately thereafter no default or event of default under the applicable indenture has occurred and is continuing; and

•	other conditions described in the applicable indenture are met;

provided, however, that in the event of a consolidation or merger of a wholly-owned subsidiary of us with and into us, we will not be required to deliver such certificate or opinion.

Upon the assumption of our obligations by such person in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indentures. Although such transactions are permitted under the indentures, certain of the foregoing transactions occurring could constitute a fundamental change, permitting each holder to require us to purchase the notes of such holder as described above.

Modification

We and the trustee may enter into supplemental indentures that add, change or eliminate provisions of the applicable indenture or modify the rights of the holders of the 2012 notes or 2014 notes, as applicable, with the consent of the holders of at least a majority in principal amount of the 2012 notes or 2014 notes, as applicable, then outstanding. However, without the consent of each holder affected thereby, no supplemental indenture may:

•	reduce the principal amount of, fundamental change purchase price with respect to or any interest (including additional interest) on any note;

•	make any note payable in any currency or securities other than that stated in the note;

•	change the stated maturity of any note;

•	make any change that adversely affects the right of a holder to convert any note;

•	make any change that adversely affects the right of a holder to require us to purchase a note;

•	impair the right to convert or receive payment with respect to the notes or the right to institute suit for the enforcement of any payment with respect to, or conversion of, the notes; or

•	change the provisions in the applicable indenture that relate to modifying or amending the provisions of the applicable indenture described above.

Without the consent of any holder of 2012 notes or 2014 notes, as applicable, we and the trustee may enter into supplemental indentures for any of the following purposes (among others):

•	to cure any ambiguity, omission, defect or inconsistency in the applicable indenture;

•	to evidence a successor to us and the assumption by that successor of our obligations under the applicable indenture and the 2012 notes or 2014 notes, as applicable;

•	to secure our obligations in respect of the 2012 notes or 2014 notes, as applicable, and the applicable indenture;

•	to add guarantees with respect to notes;

•	to add to our covenants for the benefit of the holders of the 2012 notes or 2014 notes, as applicable, or to surrender any right or power conferred upon us;

•

to make any changes to comply with the Trust Indenture Act, or any amendment thereto, or to comply with any requirement of the SEC in connection with the qualification of the applicable indenture under the Trust Indenture Act; and

•	to make any change that does not materially adversely affect the rights of any holder of the notes.

No amendment to cure any ambiguity, defect or inconsistency in the indentures made solely to conform the indentures to the description of the notes contained in this prospectus will be deemed to adversely affect the interests of the holders of the notes.

The holders of a majority in principal amount of the outstanding 2012 notes or 2014 notes, as applicable, may, on behalf of the holders of such notes, waive any existing or past default under the applicable indenture and its consequences, except under certain limited circumstances.

Discharge of the Indentures

We may satisfy and discharge our obligations under the applicable indenture by delivering to the trustee for cancellation all outstanding 2012 notes or 2014 notes, as applicable, or by depositing with the trustee, the paying agent or the conversion agent, if applicable after the 2012 notes or 2014 notes, as applicable, have become due and payable, whether at stated maturity, or a fundamental change purchase date, or upon conversion or otherwise, cash, shares of common stock (solely to satisfy outstanding conversions, if applicable) or government obligations (in each case pursuant to the terms of the indentures) sufficient to pay all of the outstanding notes and paying all other sums payable under the indentures by us.

Calculations in Respect of Notes

We are responsible for making all calculations called for under the notes. These calculations include, but are not limited to, conversion value, the conversion date, the volume weighted average price, the conversion reference period, the trading prices of the notes, the closing price, the conversion price, the required cash amount, the applicable conversion rate and the number of shares of common stock, if any, to be issued upon conversion of the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification.

Information Concerning the Trustee

U.S. Bank National Association is the trustee, registrar, paying agent and conversion agent. We may maintain deposit accounts and conduct other banking transactions with the trustee in the normal course of business.

Governing Law

The indentures and the notes are governed by, and construed in accordance with, the law of the State of New York.

Global and Certificated Notes; Book-Entry; Form

The notes relating to the registration statement relating to this prospectus will be held by qualified institutional buyers (as that term is defined in Rule 144A) under the Securities Act and shall be issued in the form of one or more global securities.

Any global securities will be on deposit with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, each global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. Holders of global securities will hold beneficial interests in the global securities directly through DTC if they have an account with DTC or indirectly through organizations that have accounts with DTC. Except as described in this paragraph, notes in definitive certificated form (called “certificated securities”) will be issued only in limited circumstances described below.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities of institutions that have accounts with DTC (called “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called, the “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

Ownership of beneficial interests in the global securities is limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global securities will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants.

The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global securities.

Owners of beneficial interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion. So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the applicable global security for all purposes under the applicable indenture and the 2012 notes or 2014 notes, as applicable. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC.

Holders will not be entitled to have the notes represented by a global security registered in their name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under a global security. We understand that under existing industry practice, if an owner of a beneficial interest in a global security desires to take action that DTC, as the holder of the global securities, is entitled to take, DTC would authorize the participants to take such action. Additionally, in such case, the participants would authorize beneficial owners through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

We will make payments of principal and interest (including any additional interest) on the notes represented by the global securities registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global securities. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global securities or for maintaining, supervising or reviewing any records relating to such beneficial interests.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest (including additional interest) of a global security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global securities as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in a global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participant. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global securities for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global securities owning through such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the applicable global security is credited and only in respect of such portion of the aggregate principal amount of 2012 notes or 2014 notes, as applicable, as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depositary for the global securities or ceases to be a clearing agency and we do not appoint a successor depositary or clearing agency within 90 days after receiving notice from DTC or becoming aware that DTC is no longer a clearing agency or there is an event of default under the notes, DTC will exchange the global securities for certificated securities which it will distribute to its participants and which will be legended, if required. Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global securities among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility, or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

Registration Rights

We are a party to a registration rights agreement with the initial purchasers. Pursuant to the registration rights agreement, we have filed with the SEC the shelf registration statement to which this prospectus relates covering resales by holders of all notes and the common stock issuable upon conversion of the notes. We will use our reasonable efforts to keep the shelf registration statement effective until the earlier of (i) such time as all of the notes and the common stock issuable on conversion of the notes cease to be “registrable securities” (as defined below) and (ii) April 29, 2014.

The term “registrable securities” means all or any of the notes and the common stock issuable upon conversion of the notes; provided, however, that such securities shall cease to be registrable securities when (i) a shelf registration statement with respect to such securities shall have become effective under the Securities Act and such securities shall have been sold or transferred pursuant to such shelf registration statement, (ii) such securities have been sold or transferred to the public pursuant to Rule 144 (including Rule 144(k)) under the Securities Act, or any similar provision then in force, or are transferable pursuant to paragraph (k) of Rule 144 or (iii) such securities shall have ceased to be outstanding.

We are permitted to suspend the use of the prospectus that is part of the shelf registration statement under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events for a period not to exceed 90 consecutive days or an aggregate of 120 days in any twelve-month period. We need not specify the nature of the event giving rise to a suspension in any notice of a suspension provided to the holders.

If:

•

the registration statement shall cease to be effective or fail to be usable (other than due to trading restrictions to which the initial purchasers are subject to under the note purchase agreement) without being succeeded within seven business days by a post-effective amendment or a report filed with the SEC pursuant to the Exchange Act that cures the failure of the registration statement to be effective or usable; or

•

the prospectus is unusable (other than due to trading restrictions to which the initial purchasers are subject to under the note purchase agreement) for a period longer than the period permitted by the preceding paragraph, each a “registration default,” additional interest will accrue on the notes, from and including the day following the registration default to but excluding the day on which the registration default has been cured or the date such notes are no longer required to bear a restrictive legend. Additional interest will accrue at an additional rate per year equal to 0.25% of the principal amount of the notes.

In no event will additional interest accrue at a rate per year exceeding 0.25% of the issue price of the notes. We will have no other liabilities for monetary damages with respect to any registration default. If a holder has converted some or all of its notes into common stock, the holder will not be entitled to receive any additional interest with respect to such common stock or the principal amount of the notes converted.

Except as otherwise noted, all references in this prospectus to the payment of interest on the notes include the payment of additional interest, if applicable.

We will provide to each registered holder copies of the prospectus and take certain other actions as are required to permit unrestricted resales of the notes and the common stock issuable upon conversion of the notes.

As provided in the registration rights agreement, we have agreed that, in certain circumstances, upon request of the initial purchasers, holding over $175 million aggregate principal amount of registrable securities outstanding and held by such persons in connection with a “substantial distribution” (as defined below), we will provide the initial purchasers with our reasonable cooperation, as requested by such initial purchasers, to facility such substantial distribution, provided, however that we will only be required to assist such initial purchasers with up to two such substantial distributions and we will not be required to assist such initial purchasers with a substantial distribution more than once in any 270-day period.

The term “substantial distribution” means an offer and sale of an aggregate of at least $175 million principal amount of notes that are registrable securities by one or more of the initial purchasers to purchasers that are not affiliates, where such offer and sale is made pursuant to either Rule 144A or pursuant to a bona fide public offering made pursuant to an effective registration statement.

This summary of the registration rights agreement is not complete. This summary is subject to, and is qualified in its entirety by reference to, all of the provisions of the registration rights agreement, a copy of which is available upon request.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is summarized from, and qualified in its entirety by reference to, our amended and restated certificate of incorporation, as amended, and our bylaws, each of which has been publicly filed with the SEC. See “Where You Can Find More Information” below.

As of May 3, 2007, our authorized capital stock consists of:

•	7,200,000,000 shares of common stock, par value $0.00067 per share; and

•	10,000,000 shares of preferred stock, par value $0.001 per share.

As of May 3, 2007, there were 3,570,244,806 shares of common stock issued and outstanding. No shares of our preferred stock are outstanding.

Common Stock

Each holder of our common stock is entitled to one vote for each share held on all matters submitted to a vote of our stockholders, except that upon giving notice required by law, stockholders may cumulate their votes in the election of directors. Subject to preferences that may apply to shares of our preferred stock outstanding at the time, if any, holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the time and in amounts as may be determined by our board from time to time. Upon a liquidation, dissolution or winding-up of the company, the assets legally available for distribution to stockholders are distributable ratably among the holders of our common stock outstanding at that time after payment of any liquidation preferences on any outstanding preferred stock, if any. Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Preferred Stock

Our board of directors has the authority to issue the 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications, limitations and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without any further vote or action by our stockholders.

The issuance of preferred stock may have the effect of delaying or preventing a change in control of us without further action by our stockholders. The issuance of shares of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock, including the loss of voting control to others. We have no present plans to issue any of the preferred stock.

Anti-Takeover Provisions

The provisions of the Delaware General Corporation Law, or DGCL, and our certificate of incorporation and bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of Sun.

We are subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless:

•

the board of directors of the corporation approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, prior to the time the interested stockholder attained that status;

•

upon the closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

With certain exceptions, an “interested stockholder” is a person or group who or which owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years.

In general, Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

A Delaware corporation may “opt out” of this provision with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. However, Sun has not “opted out” of this provision. Section 203 could prohibit or delay mergers or other takeover or change-in-control attempts and, accordingly, may discourage attempts to acquire Sun.

In connection with the sale of the notes to the initial purchasers of the notes, we entered into note hedge transactions with respect to our common stock with a financial institution, referred to as the Hedge Participant, providing for a call option requiring the Hedge Participant to deliver to us cash and/or stock upon conversion of the notes by holders of the notes. The call option is only exercisable by us upon a conversion of one or more notes, and upon exercise the counterparty will deliver to us a combination of cash and common stock equal to and in the same proportions as the combination of cash and common stock that we deliver in satisfaction of the value of the remaining shares under the notes that are converted.

Warrants

We also entered into warrant transactions with the Hedge Participant. The warrants issued to the Hedge Participant entitle the Hedge Participant to purchase a number of shares of common stock equal to the number of such shares initially issuable under the notes, with a strike price of $9.23 for 48.5 million shares (expiring May 1, 2012) and $10.10 for 48.5 million shares (expiring May 1, 2014). The warrants are exercisable over the period beginning six months after the date of issuance of the warrants and ending on their expiration dates in 2012 and 2014, and will be exercised automatically upon their expiration if on such date the price of the common stock exceeds the strike price. The warrant will be settled on a net exercise basis. That is, at the time of exercise of the warrant, we will owe the Hedge Participant net shares of common stock, not offset by our exercise of the call option, in an amount based on the excess of our then current stock price over the strike price of the warrant.

Transfer Agent

The transfer agent and registrar for our common stock is Computershare Trust Company.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section is a discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and the common stock into which the notes may be converted. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing U.S. federal income tax authorities, all of which are subject to change or differing interpretations, possibly with retroactive effect. There can be no assurances that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of purchasing, owning or disposing of the notes or common stock. The summary generally applies only to beneficial owners of the notes that hold the notes and common stock as “capital assets” (generally, for investment). This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular beneficial owner in light of the beneficial owner’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Internal Revenue Code of 1986, as amended (the “Code”), or a U.S. Holder (as defined below) whose “functional currency” is not the U.S. dollar). Also, it is not intended to be wholly applicable to all categories of investors, some of which may be subject to special rules (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, real estate investment trusts, insurance companies, tax-exempt entities, tax-deferred or other retirement accounts, certain former citizens or residents of the United States, persons holding notes or common stock as part of a hedging or conversion transaction or a straddle, or persons deemed to sell notes or common stock under the constructive sale provisions of the Code). Finally, the summary does not describe the effect of the U.S. federal estate and gift tax laws or the effects of any applicable foreign, state or local laws.

INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF U.S. FEDERAL ESTATE OR GIFT TAX LAWS, FOREIGN, STATE AND LOCAL LAWS, AND TAX TREATIES.

U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of the notes or the common stock into which the notes may be converted that, for U.S. federal income tax purposes is (1) an individual who is a citizen or resident of the United States, (2) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state of the United States, including the District of Columbia, or (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source. A trust is a U.S. Holder if it (1) is subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A “Non-U.S. Holder” is a beneficial owner of the notes or the common stock into which the notes may be converted (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder. If a partnership (including for this purpose any entity or arrangement, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of a note or common stock acquired upon conversion of a note, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. A beneficial owner of a note or common stock acquired upon conversion of a note that is a partnership, and partners in such partnership, should consult their own tax advisors about the U.S. federal income tax consequences of purchasing, owning and disposing of the notes and the common stock into which the notes may be converted.

Taxation of Interest

U.S. Holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of tax accounting, subject to the exceptions described below under “Amortizable Bond Premium.” In general, if the terms of a debt instrument entitle a holder to receive payments (other than fixed periodic interest) that exceed the issue price of the instrument by more than a de minimis amount, the holder will be required to include such excess in income as “original issue discount” over the term of the instrument, irrespective of the holder’s regular method of tax accounting. The issue price of the notes is the first price at which a substantial amount of the notes is sold for money to the public (not including sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). We believe that the notes were not issued with original issue discount for U.S. federal income tax purposes.

We may be required to make payments of additional interest to holders of the notes if we do not file, or cause to be declared or keep effective, a registration statement, as described under “Description of Notes—Registration Rights” above. We believe that there is only a remote possibility that we would be required to pay additional interest, or that if additional interest were required to be paid, it would be an incidental amount, and therefore we do not intend to treat the notes as subject to the special rules governing certain contingent payment debt instruments (which, if applicable, would affect the timing, amount and character of income with respect to a note). Our determination in this regard, while not binding on the IRS, is binding on U.S. Holders unless they disclose their contrary position. If, contrary to expectations, we pay additional interest, although it is not free from doubt, such additional interest should be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is paid in accordance with the U.S. Holder’s regular method of tax accounting, subject to the exceptions described below under “—Amortizable Bond Premium”. In the event we pay additional interest on the notes, U.S. Holders should consult their own tax advisors regarding the treatment of such amounts.

Market Discount

If a U.S. Holder acquires a note other than in connection with its original issue at a price that is less than its issue price, the amount of such difference is treated as “market discount” for U.S. federal income tax purposes, unless such difference is less than a de minimis amount. Under the market discount rules, a U.S. Holder is required to treat any gain on the sale, exchange, retirement or other disposition of a note as ordinary income to the extent of the accrued market discount that has not previously been included in income. If a U.S. Holder disposes of a note that has accrued market discount in certain nonrecognition transactions in which the U.S. Holder receives property the basis of which is determined in whole or in part by reference to the basis of the note, the accrued market discount generally is includible in income at the time of such transaction only to the extent of the gain recognized. To the extent not included in income at the time of the nonrecognition transaction, the accrued market discount attaches to the property received and is recognized as ordinary income upon the disposition of such property. In general, the amount of market discount that has accrued is determined on a ratable basis, by allocating an equal amount of market discount to each day of every accrual period. A U.S. Holder may elect, however, to determine the amount of accrued market discount allocable to any accrual period under the constant yield method. Any such election applies on a note-by-note basis and is irrevocable. A U.S. Holder also may elect to include market discount in income currently as it accrues. Any such election applies to all debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies, and is irrevocable without the consent of the IRS. If such an election is made, the U.S Holder’s tax basis in the notes will be increased by the amount of market discount included in income. Unless a U.S. Holder elects to include market discount in income as it accrues, such U.S.

Holder may not be allowed to deduct on a current basis a portion of the interest expense on any indebtedness incurred or continued to purchase or carry notes with market discount.

Amortizable Bond Premium

If a U.S Holder purchases a note at a price that exceeds the principal amount of the note, the amount of such excess is referred to as “bond premium” for U.S federal income tax purposes. The U.S Holder may elect to amortize the bond premium against interest payable on the note, except to the extent that the bond premium is attributable to the conversion feature of the note. In addition, any bond premium in excess of the interest payable on the note may be deductible over the term of the note. If a U.S. Holder elects to amortize bond premium, the amount of bond premium allocable to each period will be based on a constant yield to maturity over the period the note is held. The amortized bond premium would reduce the U.S. Holder’s tax basis in the note. Any such election applies to all fully taxable bonds held by the U.S. Holder at the beginning of the first taxable year to which the election applies, and all fully taxable bonds acquired thereafter, and is irrevocable without the consent of the IRS. If the election is not made, a U.S. Holder must include the full amount of each interest payment in income as it accrues or is paid, and premium will not be taken into account until principal payments are received on the note or the note is sold or otherwise disposed of.

Sale, Exchange, Redemption or Other Taxable Disposition of Notes

Subject to the market discount rules described above, a U.S. Holder generally will recognize capital gain or loss if the holder disposes of a note in a sale, exchange, redemption or other taxable disposition (other than conversion of a note into cash and shares of our common stock, the U.S. federal income tax consequences of which are described under “U.S. Holders—Conversion of Notes” below). The U.S. Holder’s gain or loss will equal the difference between the proceeds received by the holder (other than amounts attributable to accrued but unpaid interest) and the holder’s tax basis in the note. The proceeds received will include the amount of any cash and the fair market value of any other property received for the note. The U.S. Holder’s tax basis in the note will generally equal the amount the holder paid for the note (increased by the amount of market discount, if any, previously included in income, and decreased by the amount of amortized bond premium, if any). The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing the U.S. Holder’s capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the U.S. Holder has not previously included the accrued interest in income, subject to the exceptions described under “—Amortizable Bond Premium” above. Subject to the market discount rules described above, the gain or loss recognized by the U.S. Holder on the disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year, or short-term capital gain or loss if the holder held the note for one year or less, at the time of the transaction. Long-term capital gains of non-corporate taxpayers currently are taxed at a maximum 15% federal rate (effective for tax years through 2010, after which the maximum rate is scheduled to increase to 20%). Short-term capital gains are taxed at ordinary income rates. The deductibility of capital losses is subject to limitations.

Conversion of Notes

Upon conversion of a note solely into cash, a U.S. Holder generally will be subject to the rules described under “—U.S. Holders—Sale, Exchange, Redemption or Other Taxable Disposition of Notes” above.

The tax consequences of the conversion of a note into cash and shares of our common stock are not entirely clear. A U.S. Holder may be treated as exchanging the note for our common stock and cash in a recapitalization for U.S. federal income tax purposes. In that case, the U.S. holder would not be permitted to recognize loss, but would be required to recognize gain. Subject to the discussion under “—U.S. Holders—

Constructive Distributions” below regarding the possibility that the adjustment to the conversion rate of a note converted in connection with certain changes of control may be treated as a taxable stock dividend, the amount of gain recognized by a U.S. Holder would equal the lesser of (i) the excess (if any) of (A) the amount of cash received (excluding any cash received in lieu of a fractional share of our common stock and any cash received attributable to accrued and unpaid interest) plus the fair market value of our common stock received (treating a fractional share of our common stock as issued and received for this purpose and excluding any such common stock that is attributable to accrued and unpaid interest) upon conversion over (B) the U.S. Holder’s tax basis in the converted note, and (ii) the amount of cash received upon conversion (other than any cash received in lieu of a fractional share of our common stock and any cash received attributable to accrued and unpaid interest). Subject to the market discount rules described above, such gain will be long-term capital gain if the U.S. Holder held the note for more than one year, or short-term capital gain if the U.S. Holder held the note for one year or less, at the time of the conversion. Long-term capital gains of non-corporate taxpayers currently are taxed at a maximum 15% federal rate (effective for tax years through 2010). Short-term capital gains are taxed at ordinary income rates. The U.S. Holder’s tax basis in the common stock received (including any fractional share for which cash is paid, but excluding shares attributable to accrued and unpaid interest) generally would equal the tax basis of the converted note, decreased by the amount of cash received (other than cash in lieu of a fractional share of common stock and any cash attributable to accrued and unpaid interest), and increased by the amount of gain (if any) recognized upon conversion (other than any gain recognized as a result of cash received in lieu of a fractional share of common stock). The U.S. Holder’s holding period in the common stock (other than shares attributable to accrued and unpaid interest) would include the holding period in the converted note.

Alternatively, the conversion of a note into cash and shares of our common stock may be treated as in part a payment in redemption for cash of a portion of the note and in part a conversion of a portion of the note into common stock. In such case, a U.S. Holder’s aggregate tax basis in the note would be allocated between the portion of the note treated as redeemed and the portion of the note treated as converted into common stock on a pro rata basis. Subject to the market discount rules described above, the U.S. Holder generally would recognize capital gain or loss with respect to the portion of the note treated as redeemed equal to the difference between the amount of cash received by the U.S. Holder (other than amounts attributable to accrued and unpaid interest) and the U.S. Holder’s tax basis in the portion of the note treated as redeemed. See “—U.S. Holders—Sale, Exchange, Redemption or Other Taxable Disposition of Notes” above. With respect to the portion of the note treated as converted, a U.S. Holder generally would not recognize any gain or loss (except with respect to cash received in lieu of a fractional share of common stock and common stock received attributable to accrued and unpaid interest), subject to the discussion under “—U.S. Holders— Constructive Distributions” below regarding the possibility that the adjustment to the conversion rate of a note converted in connection with certain changes of control may be treated as a taxable stock dividend. The tax basis allocated to the portion of the note treated as converted into common stock would be the U.S. Holder’s tax basis in the common stock (including any fractional share for which cash is paid, but excluding shares attributable to accrued interest). The U.S. Holder’s holding period in the common stock (other than shares attributable to accrued interest) would include the holding period in the converted note.

With respect to cash received in lieu of a fractional share of our common stock, a U.S. Holder will be treated as if the fractional share were issued and received and then immediately redeemed for cash. Accordingly, the U.S. Holder generally will recognize gain or loss equal to the difference between the cash received and that portion of the holder’s tax basis in the common stock (determined as discussed above) attributable to the fractional share.

Any cash and the value of any portion of our common stock that is attributable to accrued and unpaid interest on the notes not yet included in income by a U.S. Holder will be taxed as ordinary income, subject to the exceptions described under “—Amortizable Bond Premium” above. The basis in any shares of common stock attributable to accrued and unpaid interest will equal the fair market value of such shares when received. The holding period in any shares of common stock attributable to accrued and unpaid interest will begin on the day after the date of conversion.

A U.S. Holder that converts a note between a record date for an interest payment and the next interest payment date and consequently receives a payment of cash interest, as described in “Description of Notes—Conversion Rights—Conversion Procedures”, should consult its own tax advisor concerning the appropriate treatment of such payments.

In the event that we undergo a consolidation, merger or combination as described under “Description of Notes—Adjustment to Conversion Rate—Treatment of Reference Property” the conversion obligation may be adjusted so that holders would be entitled to convert the notes into the type of consideration that they would have been entitled to receive upon such business combination had the notes been converted into our common stock immediately prior to such business combination, except that such holders will not be entitled to receive a make whole premium unless such notes are converted in connection with a change of control. Depending on the facts and circumstances at the time of such business combination, such adjustment may result in a deemed exchange of the outstanding notes, which may be a taxable event for U.S. federal income tax purposes.

Distributions

If, after a U.S. Holder acquires our common stock upon a conversion of a note, we make a distribution in respect of such common stock from our current or accumulated earnings and profits as determined under U.S. federal income tax principles, the distribution will be treated as a dividend and will be includible in a U.S. Holder’s income when paid. If the distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the U.S. Holder’s investment, up to the U.S. Holder’s tax basis in its common stock, and any remaining excess will be treated as capital gain from the sale or exchange of the common stock. If the U.S. Holder is a U.S. corporation, it would generally be able to claim a dividend received deduction on a portion of any distribution taxed as a dividend, provided that certain holding period requirements are satisfied. Subject to certain exceptions, dividends received by non-corporate U.S. Holders currently are taxed at a maximum rate of 15% (effective for tax years through 2010), provided that certain holding period requirements are met.

Constructive Distributions

The terms of the notes allow for changes in the conversion rate of the notes under certain circumstances. A change in conversion rate that allows noteholders to receive more shares of common stock on conversion may increase the noteholders’ proportionate interests in our earnings and profits or assets. In that case, the noteholders may be treated as though they received a taxable distribution in the form of our common stock. A taxable constructive stock distribution would result, for example, if the conversion rate is adjusted to compensate noteholders for distributions of cash or property to our stockholders. The adjustment to the conversion rate of notes converted in connection with certain changes of control, as described under “Description of Notes—Adjustment to Conversion Rate—Adjustment to Conversion Rate Upon a Change in Control” above, also may be treated as a taxable stock distribution. Not all changes in the conversion rate that result in noteholders’ receiving more common stock on conversion, however, increase the noteholders’ proportionate interests in us. For instance, a change in conversion rate could simply prevent the dilution of the noteholders’ interests upon a stock split or other change in capital structure. Changes of this type, if made pursuant to bona fide reasonable adjustment formula, are not treated as constructive stock distributions.

Conversely, if an event occurs that dilutes the noteholders’ interests and the conversion rate is not adjusted, the resulting increase in the proportionate interests of our stockholders could be treated as a taxable stock distribution to the stockholders. In addition, if an event occurs that increases the interests of the noteholders and the conversion rate of the notes is not adjusted (or not adequately adjusted), this could be treated as a taxable stock distribution to the noteholders.

Any taxable constructive stock distributions resulting from a change to, or failure to change, the conversion rate that is treated as a distribution of common stock would be treated for U.S federal income tax purposes in the same manner as distributions on our common stock paid in cash or other property. They would result in a taxable dividend to the recipient to the extent of our current or accumulated earnings and profits(with the recipient’s tax basis in its note or common stock (as the case may be) being increased by the amount of such dividend), with any excess treated as a tax-free return of the holder’s investment in its note or common stock (as the case may be) or as capital gain. U.S. Holders should consult their own tax advisors regarding whether any taxable constructive stock dividend would be eligible for the maximum 15% rate or the dividends received deduction described in the previous paragraph as the requisite applicable holding period requirements might not be considered to be satisfied.

Sale, Exchange or Other Disposition of Common Stock

Subject to the market discount rules described above, a U.S. Holder generally will recognize capital gain or loss on a sale, exchange or other disposition of common stock. The U.S. Holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s tax basis in the stock. The proceeds received by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the stock. Subject to the market discount rules described above, the gain or loss recognized by a U.S. Holder on a sale or exchange of common stock will be long-term capital gain or loss if the holder’s holding period in the common stock is more than one year, or short-term capital gain or loss if the holder’s holding period in the common stock is one year or less, at the time of the transaction. Long-term capital gains of non-corporate taxpayers are currently taxed at a maximum 15% federal rate (effective for tax years through 2010, after which the maximum rate is scheduled to increase to 20%). Short-term capital gains are taxed at ordinary income rates. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

The following discussion is limited to the U.S. federal income tax consequences relevant to a Non-U.S. Holder (as defined above).

Taxation of Interest

Payments of interest to nonresident persons or entities are generally subject to U.S. federal income tax at a rate of 30% (or a reduced or zero rate under the terms of an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence), collected by means of withholding by the payor. Payments of interest on the notes to most Non-U.S. Holders, however, will qualify as “portfolio interest,” and thus will be exempt from U.S. federal income tax, including withholding of such tax, if the Non-U.S. Holders certify their nonresident status as described below. The portfolio interest exception will not apply to payments of interest to a Non-U.S. Holder that:

•	owns, actually or constructively, shares of our stock representing at least 10% of the total combined voting power of all classes of our stock entitled to vote;

•	is a bank that acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business;

•	is a “controlled foreign corporation” that is related, directly or indirectly, to us through sufficient stock ownership; or

•

is engaged in the conduct of a trade or business in the United States to which such interest payments are effectively connected (and, generally, if an income tax treaty applies, such interest payments are attributable to a U.S. permanent establishment maintained by the non-U.S. Holder) (see the discussion under “—Non-U.S. Holders—Income or Gains Effectively Connected with a U.S. Trade or Business” below).

In general, a foreign corporation is a controlled foreign corporation if more than 50% of its stock is owned, actually or constructively, by one or more U.S. persons that each owns, actually or constructively, at least 10% of the corporation’s voting stock.

The portfolio interest exception, entitlement to treaty benefits and several of the special rules for Non-U.S. Holders described below apply only if the holder certifies its nonresident status. A Non-U.S. Holder can meet this certification requirement by providing a properly executed IRS Form W-8BEN or appropriate substitute form to us or our paying agent prior to the payment. If the Non-U.S. Holder holds the note through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The Non-U.S. Holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Additional Interest

Absent further relevant guidance from the IRS, we may treat payments of additional interest, if any, to Non-U.S. Holders as described above under “Description of Notes—Registration Rights” as subject to U.S. federal withholding tax. Therefore, we (or our paying agent) may withhold on such payments at a rate of 30% unless we timely receive a properly executed IRS Form W-8BEN or W-8ECI from the Non-U.S. Holder claiming that such payments are subject to reduction or elimination of withholding under an applicable treaty or are effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business (and, generally, if an income tax treaty applies, that such payments are attributable to a U.S. permanent establishment maintained by the non-U.S. Holder). If we withhold tax from any payment of additional interest made to a Non-U.S. Holder and such payment were determined not to be subject to U.S. federal income tax, a Non-U.S. Holder generally would be entitled to a refund of any tax withheld by timely filing an appropriate claim for refund with the IRS.

Sale, Exchange, Redemption, Conversion or Other Disposition of Notes or Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale, exchange, redemption, conversion or other disposition of notes or common stock into which the notes may be converted (other than with respect to payments attributable to accrued interest, which will be taxed as described under “—Non-U.S. Holders—Taxation of Interest” above), unless:

•

the gain is effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business (and, generally, if an income tax treaty applies, the gain is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder), in which case the gain would be subject to tax as described below under “—Non-U.S. Holders—Income or Gains Effectively Connected with a U.S. Trade or Business”;

•

subject to certain exceptions and conditions, the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the year of disposition, in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by U.S. source capital losses, would be subject to a flat 30% tax, even though the individual is not considered a resident of the United States; or

•	the rules of the Foreign Investment in Real Property Tax Act (or FIRPTA) (described below) treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange, redemption or other disposition of notes by a Non-U.S. Holder if we currently are, or were at any time within five years before the transaction (or, if shorter, the Non-U.S. Holder’s holding period for the notes disposed of), a “U.S. real property holding corporation” (or USRPHC). In very general terms, we would be a USRPHC if interests in U.S. real estate comprised at least 50% of our assets. We believe that we currently are not, and will not become in the future, a USRPHC.

Dividends

Dividends paid to a Non-U.S. Holder on common stock received on conversion of a note, including any taxable constructive stock dividends resulting from certain adjustments, or failure to make adjustments, to the number of shares of common stock to be issued on conversion (as described under “—U.S. Holders—Constructive Distributions” above) generally will be subject to U.S. withholding tax at a 30% rate. Withholding tax applicable to any taxable constructive stock dividends received by a Non-U.S. Holder may be withheld from interest on the notes, distributions on the common stock, shares of common stock or proceeds subsequently paid or credited to the Non-U.S. Holder. The withholding tax on dividends (including any taxable constructive stock dividends), however, may be reduced under the terms of an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. A Non-U.S. Holder should demonstrate its entitlement to treaty benefits by timely delivering a properly executed IRS Form W-8BEN or appropriate substitute form. A Non-U.S. Holder that is eligible for a reduced rate of withholding under the terms of an applicable income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Dividends on the common stock that are effectively connected with a Non-U.S. Holder’s conduct of a U.S. trade or business are discussed below under “—Non-U.S. Holders—Income or Gains Effectively Connected with a U.S. Trade or Business”.

Income or Gains Effectively Connected With a U.S. Trade or Business

The preceding discussion of the U.S. federal income and withholding tax considerations of the purchase, ownership or disposition of notes or common stock by a Non-U.S. Holder assumes that the holder is not engaged in a U.S. trade or business. If any interest on the notes, dividends on common stock, or gain from the sale, exchange, redemption, conversion or other disposition of the notes or common stock is effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder, then the income or gain will be subject to U.S. federal income tax on a net income basis at the regular graduated rates and in the same manner applicable to U.S. Holders. If the Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” income or gain generally will be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of interest or dividends that are effectively connected with a U.S. trade or business (and, if a tax treaty applies, attributable to a permanent establishment or fixed base), and therefore included in the gross income of a Non-U.S. Holder, will not be subject to the 30% withholding tax provided that the holder claims exemption from withholding. To claim exemption from withholding, the holder must certify its qualification, which can be done by timely filing a properly executed IRS Form W-8ECI or appropriate substitute form. If the Non-U.S. Holder is a corporation (or an entity treated as a corporation for U.S. federal income tax purposes), that portion of its earnings and profits that is effectively connected with its U.S. trade or business generally also would be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable income tax treaty might provide for a lower rate.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends, and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide a taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on tax returns. The backup withholding rate is currently 28%.

Payments of interest or dividends to U.S. Holders of notes or common stock generally will be subject to information reporting, and will be subject to backup withholding, unless the holder (1) is an exempt payee, such as a corporation, or (2) provides the payor with a correct taxpayer identification number and complies with applicable certification requirements. Payments made to U.S. Holders by a broker upon a sale of notes or common stock will generally be subject to information reporting and backup withholding. If the sale is made through a foreign office of a foreign broker, however, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

We must report annually to the IRS the interest and/or dividends paid to each Non-U.S. Holder and the tax withheld, if any, with respect to such interest and/or dividends, including any tax withheld pursuant to the rules described under “—Non-U.S. Holders—Taxation of Interest” and “—Non-U.S. Holders—Dividends” above. Copies of these reports may be made available to tax authorities in the country where the Non-U.S. Holder resides. Payments to Non-U.S. Holders of dividends on our common stock or interest on the notes may be subject to backup withholding unless the Non-U.S. Holder certifies its non-U.S. status on a properly executed IRS Form W-8BEN or appropriate substitute form. Payments made to Non-U.S. Holders by a broker upon a sale of the notes or our common stock will not be subject to information reporting or backup withholding as long as the Non-U.S. Holder certifies its non-U.S. status or otherwise establishes an exemption.

Any amounts withheld from a payment to a U.S. Holder or Non-U.S. Holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder, provided the required information is timely furnished to the IRS.

SELLING SECURITY HOLDERS

We originally issued the 2012 notes and the 2014 notes in a private placement exempt from the registration requirements of the Securities Act of 1933 in January 2007. Selling security holders may from time to time offer and sell the notes and our common stock pursuant to this prospectus.

The following table contains information as of May 3, 2007, with respect to the selling security holders and the principal amount of notes and the underlying common stock beneficially owned by each selling security holders that may be offered using this prospectus.

2012 Notes

Name	Principal Amount at Maturity of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding	Shares of Common Stock Owned prior to the Offering(3)	Percentage of Common Stock Outstanding(4)	Conversion Shares Offered Hereby(5)
KKR PEI Holdings I, Ltd.(1)	$175,000,000	50%	0	0.68%	24,263,435
Citibank, N.A.(2)	$175,000,000	50%	0	0.68%	24,263,435

(1)	The 2012 notes beneficially owned by KKR PEI Solar Holdings I, Ltd. (“Holdings I”) are held by Citigroup Global Markets Inc. (“Citigroup”) as custodian on behalf of Citibank subject to the terms of a security agreement by and between Citibank and Holdings I entered into to secure the obligations of Holdings I under a total return swap (the “Holdings I swap”). Pursuant to the security agreement, at all times when no default exists under the security agreement or the Holdings I swap (i) Holdings I has the right to vote the 2012 notes it beneficially owns and Citibank is obligated to follow the instructions of Holdings I in exercising voting rights with respect to such 2012 notes (subject to certain exceptions), and (ii) Holdings I may not transfer such 2012 notes without the consent of Citibank. Citibank disclaims beneficial ownership with respect to the 2012 notes pledged by Holdings I.

(2)	Pursuant to the Holdings I swap, Citibank directly holds $175 million of the 2012 notes. At settlement of the Holdings I swap, Holdings I will be entitled to receive payment equal to any appreciation on an amount equal to $175 million of the 2012 notes and Holdings I will be obligated to pay to Citibank any depreciation on such amount of the 2012 notes, except that Citibank is obligated to pay to Holdings I any interest that would be paid to a holder of such amount of the 2012 notes when such payments would be received by Citibank. The Holdings I swap provides for early settlement upon the occurrence of certain events, including an event based on the value of the 2012 notes beneficially owned by Holdings I and other events of default. Certain transfer restrictions also apply to the 2012 notes beneficially owned by Citibank pursuant to the Holdings I swap.

(3)	Includes shares of common stock issuable upon conversion of the 2012 notes, assuming a conversion price of approximately $7.21 and a cash payment in lieu of any fractional share interest. The conversion price is subject to adjustment as described under “Description of Notes—Conversion Rights-Adjustment to Conversion Price.”

(4)	Calculated based on Rule 13d-3(d)(i) under the Securities Exchange Act of 1934 using 3,570,244,806 shares of common stock outstanding on May 3, 2007. Under this rule, beneficial ownership includes any share over which the individual or entity has voting power or investment power. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our common stock subject to options held by that person that will be exercisable on or before April 1, 2007 are deemed outstanding. Except as indicated in notes 1 and 2 to this table, each person or entity has sole voting and investment power with respect to shares shown as beneficially owned. The information is not necessarily indicative of beneficial ownership for any other purpose.

(5)	Consists of shares of common stock issuable upon conversion of the 2012 notes, assuming conversion of all of the holder’s 2012 notes into shares of common stock at a conversion rate of 138.6482 shares per $1,000 principal amount of 2012 notes and a cash payment in lieu of any fractional share interest. The conversion rate is subject to adjustment as described under “Description of Notes—Conversion Rights.”

2014 Notes

Name	Principal Amount at Maturity of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding	Shares of Common Stock Owned prior to the Offering(3)	Percentage of Common Stock Outstanding(4)	Conversion Shares Offered Hereby(5)
KKR PEI Holdings II, Ltd.(1)	$175,000,000	50%	0	0.68%	24,263,435
Citibank, N.A.(2)	$175,000,000	50%	0	0.68%	24,263,435

(1)	The 2014 notes beneficially owned by KKR PEI Solar Holdings II, Ltd. (“Holdings II”) are held by Citigroup as custodian on behalf of Citibank subject to the terms of a security agreement by and between Citibank and Holdings II entered into to secure the obligations of Holdings II under a total return swap (the “Holdings II swap”). Pursuant to the security agreement, at all times when no default exists under the security agreement or the Holdings II swap (i) Holdings II has the right to vote the 2014 notes it beneficially owns and Citibank is obligated to follow the instructions of Holdings II in exercising voting rights with respect to such 2014 notes (subject to certain exceptions), and (ii) Holdings II may not transfer such 2014 notes without the consent of Citibank. Citibank disclaims beneficial ownership with respect to the 2014 notes pledged by Holdings II.

(2)	Pursuant to the Holdings II swap, Citibank directly holds $175 million of the 2014 notes. At settlement of the Holdings II swap, Holdings II will be entitled to receive payment equal to any appreciation on an amount equal to $175 million of the 2014 notes and Holdings II will be obligated to pay to Citibank any depreciation on such amount of the 2014 notes, except that Citibank is obligated to pay to Holdings II any interest that would be paid to a holder of such amount of the 2014 notes when such payments would be received by Citibank. The Holdings II swap provides for early settlement upon the occurrence of certain events, including an event based on the value of the 2014 notes beneficially owned by Holdings II and other events of default. Certain transfer restrictions also apply to the 2014 notes beneficially owned by Citibank pursuant to the Holdings II swap.

(3)	Includes shares of common stock issuable upon conversion of the 2014 notes, assuming a conversion price of approximately $7.21 and a cash payment in lieu of any fractional share interest. The conversion price is subject to adjustment as described under “Description of Notes—Conversion Rights-Adjustment to Conversion Price.”

(4)	Calculated based on Rule 13d-3(d)(i) under the Securities Exchange Act of 1934 using 3,570,244,806 shares of common stock outstanding on May 3, 2007. Under this rule, beneficial ownership includes any share over which the individual or entity has voting power or investment power. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our common stock subject to options held by that person that will be exercisable on or before April 1, 2007 are deemed outstanding. Except as indicated in notes 1 and 2 to this table, each person or entity has sole voting and investment power with respect to shares shown as beneficially owned. The information is not necessarily indicative of beneficial ownership for any other purpose.

(5)	Consists of shares of common stock issuable upon conversion of the 2014 notes, assuming conversion of all of the holder’s 2014 notes into shares of common stock at a conversion rate of 138.6482 shares per $1,000 principal amount of 2014 notes and a cash payment in lieu of any fractional share interest. The conversion rate is subject to adjustment as described under “Description of Notes—Conversion Rights.”

PLAN OF DISTRIBUTION

We will not receive any of the proceeds of the sale of the notes or the common stock offered by this prospectus. The notes and the common stock issued upon their conversion may be sold from time to time to purchasers:

•	directly by the selling security holders;

•

through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling security holders or the purchasers of the notes or the common stock.

The selling security holders and any such broker-dealers or agents who participate in the distribution of the notes or common stock may be deemed to be “underwriters.” As a result, any profits on the sale of the notes or common stock by selling security holders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling security holders were to deemed underwriters, the selling security holders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

If the notes or common stock are sold through underwriters or broker-dealers, the selling security holders will be responsible for underwriting discounts or commissions or agent’s commissions.

The notes and common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•

on any national securities exchange or quotation service on which the notes or common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with sales of the notes or common stock or otherwise, the selling security holders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes or common stock in the course of hedging their positions. The selling security holders may also sell the notes or common stock short and deliver notes or common stock to close out short positions, or loan or pledge notes or common stock to broker-dealers that in turn may sell the notes or common stock.

To our knowledge, there are currently no plans, arrangement or understandings between any selling security holders and any underwriter, broker-dealer or agent regarding the sale of the notes or common stock by the selling security holders. Selling security holders may not sell any or all of the notes or the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling security holder will not transfer, devise or gift the notes or common stock by other means not described in this prospectus.

Our common stock trades on the Nasdaq National Market under the symbol “SUNW.”

There can be no assurance that any selling security holder will sell any or all of the notes or common stock pursuant to this prospectus. In addition, any notes or common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

The selling security holders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes or common stock by the selling security holders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes or common stock to engage in market-making activities with respect to the particular notes or common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes or common stock and the ability of any person or entity to engage in market-making activities with respect to the notes or common stock.

Pursuant to the Registration Rights Agreement filed as an exhibit to the registration statement of which this prospectus is a part, we and the selling security holders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

The validity of the issuance of our securities offered by this prospectus will be passed upon for Sun Microsystems, Inc. by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

The consolidated financial statements of Sun Microsystems, Inc. incorporated by reference in Sun Microsystems, Inc.’s Annual Report (Form 10-K) for the year ended June 30, 2006, and Sun Microsystems, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of June 30, 2006 incorporated by reference therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information of Sun Microsystems, Inc. for the three-month periods ended October 1, 2006 and September 25, 2005, the three- and six-month periods ended December 31, 2006 and December 25, 2005, and the three- and nine-month periods ended April 1, 2007 and March 26, 2007 , incorporated by reference in this Prospectus, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated October 25, 2006, February 8, 2007 and April 23, 2007, included in Sun Microsystems, Inc.’s Quarterly Report on Form 10-Q for the quarters ended October 1, 2006, December 31, 2006 and April 1, 2007, respectively, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the “Act”) for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the Registration Statement prepared or certified by Ernst & Young LLP within the meaning of Sections 7 and 11 of the Act.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the Commission, in accordance with the Securities Exchange Act of 1934. You may read and copy our reports, proxy statements and other information filed by us at the Public Reference Room of the Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Commission are available to the public at the Commission’s website at http://www.sec.gov. However, information on the Commission’s website does not constitute a part of this prospectus.

The Commission allows us to “incorporate by reference” into this prospectus the information we filed with the Commission. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the document listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete:

•	Our Annual Report on Form 10-K for the fiscal year ended June 30, 2006.

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2006.

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2006.

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2007.

•

Our Current Reports on Form 8-K filed on July 21, 2006, July 25, 2006, August 1, 2006, September 1, 2006, September 6, 2006, September 15, 2006, October 26, 2006, November 8, 2006, January 23, 2007, January 29, 2007 (as amended on February 5, 2007), April 24, 2007, April 30, 2007 and May 4, 2007.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The aggregate expenses to be paid by the Registrant in connection with this offering are as follows:

Securities and Exchange Commission registration fee	$21,490
Accounting fees and expenses	$10,000	*
Legal fees and expenses	$20,000	*
Printer’s fees and expenses	$5,000	*
Miscellaneous	$3,510	*
Total	$60,000	*

*	Estimated

ITEM 15.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the General Corporation Law of the State of Delaware, as amended, provides that under certain circumstances a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at its request in such capacity in another corporation or business association, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 10 of the Restated Certificate of Incorporation of the Registrant provides that, to the fullest extent permitted by the Delaware General Corporation Law, a director of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director. Article VI of the Bylaws of the Registrant provides that the directors and officers of the Registrant shall be indemnified to the fullest extent permitted by the Delaware General Corporation Law. The directors and officers of the Registrant are insured under policies of insurance maintained by the Registrant, subject to the limits of the policies, against certain losses arising from any claims made against them by reason of being or having been such directors or officers. In addition, the Registrant has entered into contracts with each of its directors and executive officers providing for indemnification of such persons by the Registrant to the full extent authorized or permitted by law, subject to certain limited exceptions.

II-1

ITEM 16.	EXHIBITS

EXHIBIT INDEX

The following exhibits are filed herewith or incorporated by reference herein:

Exhibit Number	Exhibit Title

3.1	Certificate of Incorporation.*

3.2	Restated Bylaws.**

4.1	Indenture related to the 0.625% Convertible Senior Notes due 2012 dated as of January 26, 2007. ***

4.2	Form of 2012 Note (included in Exhibit 4.1). ***

4.3	Indenture related to the 0.750% Convertible Senior Notes due 2014 dated as of January 26, 2007. ***

4.4	Form of 2014 Global Note (included in Exhibit 4.3). ***

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

12.1	Computation of Ratio of Earnings to Fixed Charges.

15.1	Letter re Unaudited Interim Financial Information.

23.1	Consent of Ernst & Young LLP.

23.5	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1	Power of Attorney of certain directors and officers of Sun Microsystems, Inc. (see page II-4 of this Form S-3).

25.1	Form T-1 Statement of Eligibility of Trustee for 2012 Indenture under the Trust Indenture Act of 1939.

25.2	Form T-1 Statement of Eligibility of Trustee for 2014 Indenture under the Trust Indenture Act of 1939.

*	Incorporated by reference from Registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 2006.

**	Incorporated by reference from Registrant’s Current Report on Form 8-K filed on November 8, 2006.

***	Incorporated by reference from Registrant’s Current Report on Form 8-K filed on January 29, 2007, as amended on February 5, 2007.

ITEM 17.	UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(a)	To include any prospectus required by Section 10(a)(3) of the Securities Act,

(b)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement,

(c)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that clauses (a) and (b) do not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California on May 9, 2007.

SUN MICROSYSTEMS, INC.

By:	/s/ Michael E. Lehman
Michael E. Lehman
Chief Financial Officer and Executive Vice President, Corporate Resources

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jonathan I. Schwartz and Michael A. Dillon, and each of them, his attorneys-in-fact, each with the power of substitution, for him and his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that are to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto in all documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on behalf of the registrant and in the capacities indicated.

Signature	Title	Date

/s/ Scott G. McNealy Scott G. McNealy	Chairman of the Board	May 9, 2007

/s/ Jonathan I. Schwartz Jonathan I. Schwartz	Chief Executive Officer, President and Director (Principal Executive Officer)	May 9, 2007

/s/ Michael E. Lehman Michael E. Lehman	Chief Financial Officer and Executive Vice President, Corporate Resources (Principal Financial Officer)	May 9, 2007

/s/ Vengalil K. Chatterjee Vengalil K. Chatterjee	Chief Accounting Officer (Principal Accounting Officer)	May 9, 2007

/s/ James L. Barksdale James L. Barksdale	Director	May 9, 2007

Signature	Title	Date

/s/ Stephen M. Bennett Stephen M. Bennett	Director	May 9, 2007

/s/ Peter L.S. Currie Peter L.S. Currie	Director	May 9, 2007

/s/ Robert J. Finocchio, Jr. Robert J. Finocchio, Jr.	Director	May 9, 2007

/s/ Michael E. Marks Michael E. Marks	Director	May 9, 2007

/s/ Patricia E. Mitchell Patricia E. Mitchell	Director	May 9, 2007

/s/ M. Kenneth Oshman M. Kenneth Oshman	Director	May 9, 2007

/s/ P. Anthony Ridder P. Anthony Ridder	Director	May 9, 2007

/s/ Naomi O. Seligman Naomi O. Seligman	Director	May 9, 2007

EXHIBIT INDEX

The following exhibits are filed herewith or incorporated by reference herein:

Exhibit Number	Exhibit Title

3.1	Certificate of Incorporation.*

3.2	Restated Bylaws.**

4.1	Indenture related to the 0.625% Convertible Senior Notes due 2012 dated as of January 26, 2007. ***

4.2	Form of 2012 Note (included in Exhibit 4.1). ***

4.3	Indenture related to the 0.750% Convertible Senior Notes due 2014 dated as of January 26, 2007. ***

4.4	Form of 2014 Note (included in Exhibit 4.3). ***

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

12.1	Computation of Ratio of Earnings to Fixed Charges.

15.1	Letter re Unaudited Interim Financial Information.

23.1	Consent of Ernst & Young LLP.

23.5	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1	Power of Attorney of certain directors and officers of Sun Microsystems, Inc. (see page II-4 of this Form S-3).

25.1	Form T-1 Statement of Eligibility of Trustee for 2012 Indenture under the Trust Indenture Act of 1939.

25.2	Form T-1 Statement of Eligibility of Trustee for 2014 Indenture under the Trust Indenture Act of 1939.

*	Incorporated by reference from Registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 2006.

**	Incorporated by reference from Registrant’s Current Report on Form 8-K filed on November 8, 2006.

***	Incorporated by reference from Registrant’s Current Report on Form 8-K filed on January 29, 2007, as amended on February 5, 2007.